Alleghany Corporation Annual Report

03018947

2002

Table of Contents

This is Alleghany

Alleghany's primary objective is to create stockholder value principally through the ownership and management of a small group of operating businesses and investments. Alleghany is managed by a select company staff, which seeks out attractive investment opportunities, delegates responsibilities to competent and motivated managers, sets management goals for its operating units, ensures that managers are provided with incentives to meet these goals, and monitors their progress. The operating units function in an entrepreneurial climate as quasi-autonomous enterprises.

Conservatism dominates Alleghany's management philosophy. It shuns investment fads and fashions in favor of acquiring relatively few interests in basic financial and industrial enterprises that offer long-term value to the investor. Alleghany's operating businesses and investments include:

Alleghany Insurance Holdings LLC
A holding company for Alleghany's property and casualty, and fidelty and surety, insurance operations

World Minerals Inc.
Conducts a worldwide industrial minerals business

Heads & Threads International LLC
A major importer and distributor of steel fasteners

Alleghany Properties, Inc.
A significant landowner in the Sacramento, California region

Burlington Northern Santa Fe Corporation
Alleghany owns 4.3 percent of one of the largest railroad networks in North America

Financial Highlights

(in millions, except for share and per share amounts):

	Year Ended December 31		*Quarter Ended December 31*	
	2002	2001	**2002**	2001
Revenues from continuing operations	**$ 576.9**	$ 958.9	**$ 133.7**	$ 94.0
Earnings (losses) from continuing operations, before taxes	**$ 57.4**	$ 534.4	**$ (0.4)**	$ 1.4
Earnings (losses) from continuing operations, net	**$ 54.8**	$ 430.5	**$ (1.6)**	$ (1.4)
(Losses) earnings from discontinued operations, net (Alleghany Asset Management and Alleghany Underwriting)	**$ —**	$ (206.3)	**$ —**	$ 0.3
Net earnings (losses)	**$ 54.8**	$ 224.2	**$ (1.6)**	$ (1.1)
Basic earnings (losses) per share of common stock:*				
Continuing operations:				
Operations	**$ 4.27**	$ (0.20)	**$ 0.42**	$ (0.12)
Gain on sales of Alleghany Asset Management and Alleghany Underwriting	**—**	57.55	**—**	(0.01)
Security transactions	**3.24**	1.06	**(0.64)**	(0.06)
Total	**$ 7.51**	$ 58.41	**$ (0.22)**	$ (0.19)
Discontinued operations (Alleghany Asset Management and Alleghany Underwriting)	**$ —**	$ (27.99)	**$ —**	$ 0.05
Net earnings (losses)	**$ 7.51**	$ 30.42	**$ (0.22)**	$ (0.14)
Common stockholders' equity per share	**$189.89**	$189.20	**$ 189.89**	$189.20
Average number of outstanding shares of common stock*	**7,302,018**	7,371,600	**7,256,627**	7,353,900

*Adjusted to reflect the dividend of common stock declared in March 2002.

The following graphs show the experience of a hypothetical investor who held one share of Alleghany common stock from the year 1994 through the year 2002. On June 17, 1998, Alleghany spun off its wholly-owned subsidiary Chicago Title Corporation by distributing three shares of Chicago Title common stock for each share of Alleghany common stock held by Alleghany stockholders. On March 20, 2000, Chicago Title merged with Fidelity National Financial, Inc., pursuant to which Chicago Title stockholders received 5.277 shares of Fidelity National common stock plus $77.64 in cash as the average consideration for three shares of Chicago Title common stock. For years 1998 through 2002, the graphs illustrate the experience of a hypothetical investor who held one share of Allghany stock at the time of the spin-off of Chicago Title, received three shares of Chicago Title stock in the spin-off of Chicago Title, and received 5.277 shares of Fidelity national common stock plus $77.64 in cash in the merger of Chicago Title with Fidelity National, all of which was retained by the investor through 2002.

■ *Alleghany*

Chicago Title / Fidelity National

* Adjusted for Alleghany's 2% stock dividends paid in every year except 1998.

† Year-end closing price of one share of Alleghany common stock, plus the year-end closing price of three shares of Chicago Title common stock received by Alleghany's stockholders in the spin-off of Chicago Title.

†† Year-end closing price of one share of Alleghany common stock, plus the year-end closing price of 5.277 shares of Fidelity National common stock plus $77.64 in cash received as the average consideration for three shares of Chicago Title common stock in the merger of Chicago Title and Fidelity National.

Year-End Closing Stock Prices* *(in dollars)*


'02 177.50 250.88 428.38 ††
'01 188.68 208.51 397.19 ††
'00 197.52 272.58 470.10 ††
'99 174.79 138.75 313.54 †
'98 173.58 140.82 314.40 †
'97 263.07
'96 192.00
'95 175.82
'94 132.32
'93 122.47

Net Earnings Contributions of Our Operating Units (per share)

Year Ended December 31

	Alleghany Insurance Holdings	*World Minerals*	*Heads & Threads*	*Parent Company and Other*	*Total from Continuing Operations*	*Discontinued Operations**	*Total*
2002							
Operations	$ (.62)	$ 1.66	$ .20	$ 3.03	$ 4.27	$ —	$ 4.27
Security transactions	(.97)	—	—	4.21	3.24	—	3.24
Total	$ (1.59)	$ 1.66	$ .20	$ 7.24	$ 7.51	$ —	$ 7.51
2001							
Operations	$ 1.15	$ 1.40	$ (1.64)	$ (1.11)	$ (0.20)	$ (27.99)	$(28.19)
(Loss) gain on sale of subsidiary	(6.85)	—	—	64.40	57.55	—	57.55
Security transactions	1.21	—	—	(.15)	1.06	—	1.06
Total	$ (4.49)	$ 1.40	$ (1.64)	$ 63.14	$ 58.41	$ (27.99)	$ 30.42
2000							
Operations	$ —	$ .11	$ 0.43	$ 1.08	$ 1.62	$ (10.28)	$ (8.66)
Gain on sale of subsidiary	—	—	—	17.04	17.04	—	17.04
Security transactions	—	—	—	0.67	0.67	—	0.67
Total	$ —	$ 0.11	$ 0.43	$ 18.79	$ 19.33	$ (10.28)	$ 9.05

*Discontinued operations for 2001 consist of the operations of Alleghany Underwriting prior to its disposition in November 2001 and Alleghany Asset Management prior to its disposition in February 2001. Discontinued operations for 2000 consist of the operations of Alleghany Underwriting, Alleghany Asset Management and the operations of Underwriters Re Group prior to its disposition in May 2000.

Stockholders' Equity Per Share (in dollars)*



'02 189.89
201.91
391.80 ††††
'01 189.20
178.59
367.79 ††††
'00 158.38
161.70
320.08 †††
'99 142.76
70.17
212.93 †††
'98 159.37
63.21
222.58 †††
'97 196.98
'96 178.01
'95 165.26
'94 128.73
'93 117.94

Alleghany

Chicago Title / Fidelity National

* Adjusted for Alleghany's 2% stock dividends paid in every year except 1998.

††† Alleghany common stockholders' equity per share at year-end, plus Chicago Title common stockholders' equity at year-end for three shares of Chicago Title common stock received by Alleghany's stockholders in the spin-off of Chicago Title.

†††† Alleghany common stockholders' equity per share at year-end, plus Fidelity National common stockholders' equity at year-end for 5.277 shares of Fidelity National common stock plus $77.64 in cash received for three shares of Chicago Title common stock in the merger of Chicago Title and Fidelity National.



To Our Stockholders

Left seated:
F.M. Kirby,
Chairman of the Board

Right standing:
John J. Burns, Jr.,
President

We believe that 2002 was a year of progress for Alleghany and each of its operating units. World Minerals and Heads & Threads recorded improved earnings and positioned themselves for increased profitability in 2003. Alleghany Properties had an exceptional year, with 2002 sales and cash generated to the parent being the highest in its history. Results at Alleghany Insurance Holdings were below expectations, due primarily to our increasing the loss reserves of Capitol Transamerica for periods prior to its acquisition by Alleghany and an overall restructuring of its investment portfolio. With a solid balance sheet and experienced new management now in place, we feel this company is well situated to participate in the strong insurance market currently existing in its geographic area.

World Minerals' results improved considerably in 2002, primarily due to a continuing focus on cost controls at its plants and operations and substantial reductions in energy costs at its U.S. and Latin American plants from 2001 levels. 2002 net sales were up only slightly from 2001, as World Minerals continued to face slow industrial demand and pricing pressures, both in the U.S. and in the European and Asian export markets for its U.S.-produced products. We were encouraged by the increase in tonnage volume shipped from World Minerals' operations in Europe, Latin America and Asia in 2002 from 2001 levels. In addition, World Minerals' Celite China joint ventures recorded positive cash flow for the first time.

Heads & Threads contributed to our pre-tax profits in 2002 compared with losses incurred in 2001, despite a decline in net sales primarily due to slow general economic conditions in its industrial markets. Heads & Threads' operating expenses came down significantly in 2002 after substantial completion of the integration and restructuring of its operations in 2001. We expect more from Heads & Threads in the future.

As mentioned earlier, Alleghany Insurance Holdings, the holding company for Alleghany's insurance operations, reported a loss in 2002, a substantial portion of which was due to reserve strengthening at Capitol Transamerica for periods prior to its acquisition by Alleghany. Immediately upon Alleghany's acquisition, Capitol Transamerica implemented Alleghany's traditional and more conservative practice of establishing loss and loss adjustment expense case reserves for claims on the basis of estimated ultimate losses expected through resolution of the claim. Capitol Transamerica commenced a review of each claim file open as of December 31, 2001, and adjusted reserves for those claims to their estimated ultimate cost of resolution where appropriate. For 2002, Capitol

Transamerica's reserves for losses were increased by $17.3 million pre-tax, of which $13.6 million related to the claims review.

Other actions were also taken to improve Capitol Transamerica's operations and strengthen its balance sheet. Capitol Transamerica revised its investment policies and restructured its investment portfolio by selling many of the small, more speculative, holdings inherited in the acquisition and moving into what we believe are securities offering higher quality and greater liquidity. Following a comprehensive review, Capitol Transamerica exited certain property and casualty product lines that were unprofitable, re-underwrote other lines and effected changes in its agency network. Its senior management team was strengthened by hiring experienced executives in the positions of Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, Vice President-Commercial Surety, Vice President-Contract Surety and Vice President of Human Resources. Capitol Transamerica enters 2003 with a strong and capable management team and a broad and more competitive product line, and is well-positioned to deliver the positive results achieved by the company in past years.



Weston M. Hicks,
Executive Vice President

In October 2002, Alleghany added to its own senior management team with the appointment of Weston Hicks as Executive Vice President. Weston brings to Alleghany extensive experience as a senior executive in the insurance and investment industries. Prior to joining Alleghany, Weston was Executive Vice President and CFO for The Chubb Corporation.

Alleghany common stockholders' equity per share was $189.89 at year-end 2002, compared with $189.20 at year-end 2001.

In a most difficult year for financial and stock markets generally, we were able to strengthen and increase the overall financial flexibility of Alleghany and each of its operating units. We remain committed to the task, very difficult in the current environment, of finding opportunities in which to invest our resources that offer low risk and high reward. We are hopeful that the year 2003 will bring us success.

Yours sincerely,

John J. Burns, Jr.
President

F.M. Kirby
Chairman

March 18, 2003

Consolidated Results of Operations

Financial Results

For the year 2002, our net earnings from continuing operations were $54.8 million, or $7.51 per share, compared with $430.5 million, or $58.41 per share, in 2001. Our net earnings, including the discontinued operations of Alleghany Asset Management (sold in February 2001) and Alleghany Underwriting (sold in November 2001), were $54.8 million, or $7.51 per share, in 2002, compared with $224.2 million, or $30.42 per share, in 2001.

Our 2002 results include net gains on investment transactions after taxes of approximately $23.6 million, or $3.24 per share, primarily resulting from a $23.3 million gain on the disposition of 1.9 million shares of common stock of Burlington Northern Santa Fe Corporation. In addition, 2002 results include a net credit of $18.1 million in the provision for income taxes reflecting an adjustment of Alleghany's estimated state and federal tax liabilities. Alleghany periodically reviews and reconciles the provisions for taxes on its books with the tax returns it files with various taxing authorities. Adjustments are recognized in the income statement in the period in which they are identified, along with a corresponding balance sheet adjustment to current taxes payable.

The 2001 results include an after-tax gain from the disposition of Alleghany Asset Management of approximately $474.8 million, or $64.40 per share, excluding certain expenses relating to the closing of the transaction, and an after-tax loss of $50.5 million on the disposition of Alleghany Underwriting. Our 2001 results also include net gains on investment transactions from continuing operations after taxes of $7.8 million.

The comparative contributions to Alleghany's pre-tax earnings made by our operating units, parent-company operations and discontinued operations were as follows (in millions):

	Year Ended December 31		*Quarter Ended December 31*	
	2002	*2001*	**2002**	*2001*
Alleghany Insurance Holdings	**$ (20.1)**	$(227.3)	**$ (8.8)**	$ 3.0
World Minerals	**23.5**	19.7	**5.5**	6.3
Heads & Threads	**2.4**	(20.2)	**1.0**	(6.1)
Parent company and other				
Operations	**4.3**	(12.0)	**4.6**	0.6
Gain on sale of Alleghany Asset Management	**—**	775.9	**—**	—
Security transactions	**47.3**	(1.7)	**(2.7)**	(2.4)
Earnings (losses) from continuing operations, before income taxes	**57.4**	534.4	**(0.4)**	1.4
Earnings (losses) from continuing operations, net	**54.8**	430.5	**(1.6)**	(1.4)
Loss from discontinued operations, net (Alleghany Asset Management and Alleghany Underwriting)	**—**	(206.3)	**—**	0.3
Net earnings (loss)	**$ 54.8**	$224.2	**$ (1.6)**	$ (1.1)

The results of operations of our operating units are discussed in more detail on the following pages.

As of March 3, 2003, Alleghany beneficially owned approximately 16.0 million shares, or 4.3 percent, of the outstanding common stock of Burlington Northern Santa Fe, which had an aggregate market value on that date of approximately $398.1 million, or $24.88 per share. The aggregate cost of such shares was approximately $181.8 million, or $11.36 per share.

Alleghany had previously announced that it may purchase shares of its common stock in open market transactions from time to time. In 2002, Alleghany purchased an aggregate of 155,613 shares of its common stock for approximately $28.7 million, at an average cost of $184.64 per share. As of December 31, 2002, Alleghany had 7,264,002 shares of its common stock outstanding.

Critical Accounting Policies

In applying certain accounting policies, Alleghany's management is required to make estimates and judgments regarding transactions that have occurred and ultimately will be settled several years in the future. Amounts recognized in the financial statements from such estimates are necessarily based on assumptions about numerous factors involving varying, and possibly significant, degrees of judgment and uncertainty. Accordingly, the amounts currently recorded in the financial statements may prove, with the benefit of hindsight, to be inaccurate. The loss and loss adjustment expenses and reinsurance receivables of Alleghany's insurance operations are subject to such estimates and assumptions and are considered to be Alleghany's critical accounting policies.

Alleghany's insurance operations establish reserves for unpaid losses and loss adjustment expenses under their property and casualty insurance and fidelity and surety contracts based upon estimates of the ultimate losses and expenses payable under such contracts on or prior to a particular balance sheet date. As of any balance sheet date, there are claims that have not yet been reported, and some claims may not be reported for many years after a loss. As a result, the liability for unpaid losses and expenses includes significant estimates for claims incurred but not yet reported. Additionally, reported claims are in various stages of the settlement process. Each claim is settled individually based upon its merits, and certain claims may take years to settle, especially if legal action is involved.

Alleghany's insurance operations use a variety of techniques that employ significant judgments and assumptions to establish the liabilities for unpaid claims recorded at the balance sheet date. Techniques include detailed statistical analysis of past claim reporting, settlement activity, claim frequency, internal loss experience and severity data when sufficient information exists to lend statistical credibility to the analysis. More subjective techniques are used when statistical data is insufficient or unavailable. Liabilities also reflect implicit or explicit assumptions regarding the potential effects of future inflation, judicial decisions, law changes and recent trends in such factors. Alleghany's insurance operations continually evaluate the potential for changes in loss estimates, both positive and negative, and use the results of these evaluations both to adjust recorded provisions and to adjust underwriting criteria. In addition, it is their practice to engage an outside actuary to evaluate on a quarterly basis the adequacy of the loss reserves established.

Receivables recorded with respect to insurance losses ceded to other reinsurers under reinsurance contracts and the related reserves are estimated in a manner similar to liabilities for insurance losses and, therefore, are also subject to estimation error. In addition to the factors cited above, reinsurance receivables may prove uncollectable if the reinsurer is unable to perform under the contract. Reinsurance contracts do not relieve the ceding company of its obligations to indemnify its own policyholders.

Alleghany's Consolidated Balance Sheet includes estimated liabilities for unpaid losses and loss adjustment expenses from property and casualty insurance and fidelity and surety contracts of $258.5 million and reinsurance receivables of $147.5 million at December 31, 2002. Included in such reinsurance receivables amount is $142.5 million of liabilities of Platte River Insurance Company which existed at the time of its acquisition by Alleghany Insurance Holdings but were contractually retained by the seller of Platte River.

Due to the inherent uncertainties in the process of establishing these amounts, the actual ultimate claims amounts will differ from the currently recorded amounts. A small percentage change in an estimate can result in a material effect on reported earnings.

For instance, a 10 percent increase in the December 31, 2002 loss and loss adjustment expense reserves would produce a $11.6 million charge to pre-tax earnings. The effects of future adjustments in these reserves will be recorded as an expense in the Statement of Earnings in the period they are adjusted.

Information regarding Alleghany's other accounting policies is described in Note 1 to the Consolidated Financial Statements. In addition to the accounting policies described above, the accounting policies described in Note 1 require Alleghany to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Alleghany evaluates its estimates, including those related to the value of goodwill and intangible assets, long-lived assets, inventories, bad debts, pension benefits, income taxes, and contingencies and litigation. Alleghany's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Review of Operations and Investments

Alleghany Insurance Holdings' Direct Written Premium

Percentage by state of direct written premium written in 2002 by Alleghany Insurance Holdings' insurance operations, Capitol Transamerica and Platte River



2.1
1.0
5.8
19.7
1.0
1.2
5.9
15.2
3.2
4.7
2.5
2.5
1.0
3.9
1.5
2.0
2.2
1.0
3.2
1.9
2.8
1.5
2.4

Alleghany Insurance Holdings LLC

Alleghany Insurance Holdings is a holding company for Alleghany's insurance operations, which are conducted primarily through its wholly owned subsidiary, Capitol Transamerica Corporation, headquartered in Madison, Wisconsin. Capitol Transamerica was acquired by Alleghany on January 4, 2002, for a purchase price of approximately $182.0 million. Capitol Transamerica writes specialty lines of property and casualty insurance as well as fidelity and surety coverages primarily through its wholly owned subsidiary, Capitol Indemnity Corporation. Property and casualty business operations accounted for approximately 77 percent of gross written premium in 2002, while the fidelity and surety operations accounted for the remainder.

Alleghany Insurance Holdings recorded a pre-tax loss of $20.1 million on revenues of $128.1 million in 2002, compared with a pre-tax loss of $227.3 million from continuing operations in 2001, primarily reflecting the disposition of Alleghany Underwriting. The 2002 results reflect a $17.3 million strengthening of Capitol Transamerica's loss reserves for 2001 and prior years following independent actuarial reviews, and $10.0 million in realized investment loss recognized as part of Capitol Transamerica's restructuring of its investment portfolio. With respect to the prior year reserve strengthening, $13.6 million reflects the results of the 2002 claims review project discussed below and $3.7 million reflects adverse development on fidelity and surety lines of business for 2001 and prior years. On an accident year basis, in 2002, Alleghany Insurance Holdings recorded underwriting losses of $2.3 million, comprised of $3.5 million in underwriting losses generated by fidelity and surety and $1.2 million in underwriting profit generated by property and casualty. For 2002, Alleghany Insurance Holdings' insurance operations had a combined ratio (the percentage of each premium dollar an insurance company has to spend on claims and expenses) of 116.1 percent. Alleghany Insurance Holdings recorded gross written premiums of approximately $148.5 million and net earned premiums of approximately $125.6 million in 2002.

In 2002, Capitol Transamerica, under Alleghany's direction, undertook several initiatives to strengthen its balance sheet and operations. Those initiatives included, among other things, reviewing Capitol Transamerica's claim file reserving methodology, restructuring its investment policies and portfolio, changing its mix of insurance products, strengthening its underwriting guidelines and controls and recruiting new members for its senior management team.

Capitol Transamerica's most significant initiative was the review and revision of its claim file reserving methodology. Immediately upon its acquisition by Alleghany in January 2002, Capitol Transamerica implemented the practice of establishing case reserves for newly reported claims on the basis of its estimate of such costs through the expected resolution of the claim. Capitol Transamerica commenced a review of each claim file that was open as of December 31, 2001 to adjust, where appropriate, the case reserves for such claim to the claim's estimated ultimate cost of resolution. With respect to initiatives related to its investment portfolio and policies, Capitol Transamerica undertook, and substantially completed, a restructuring of its investment portfolio in 2002, reallocating its portfolio to higher quality and more liquid securities.

Capitol Transamerica's operational initiatives included changes in the mix of its insurance products and underwriting guidelines and recruitment of senior management team members. With respect to its insurance products and underwriting guidelines, Capitol Transamerica completely exited certain lines of business, such as community-based-residential-facilities coverage, and re-underwrote its contract surety product lines and certain property and casualty product lines, such as restaurants and taverns, by tightening its underwriting standards and raising premium levels. Capitol Transamerica expects to continue re-underwriting additional property and casualty product lines in 2003. Also in 2002, Capitol Transamerica strengthened its senior management team by hiring a Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, Vice President-Commercial Surety, Vice President-Contract Surety and Vice President of Human Resources.

Capitol Transamerica, primarily through its wholly owned subsidiary Capitol Indemnity Corporation, operates in 37 states with a geographic concentration in the Midwestern and Plains states. Capitol Indemnity conducts its business through independent and general insurance agents and writes primarily property and casualty insurance for certain types of businesses or activities, including barber and beauty shops, bowling alleys, contractors and/or manufacturers, restaurants and taverns. It also writes fidelity and surety bonds and specialty insurance coverage, including contractors' performance and payment bonds, license/permit bonds, fiduciary bonds, judicial bonds and commercial fidelity bonds. As of December 31, 2002, Capitol Indemnity's statutory surplus was $126.6 million.

Contemporaneous with the acquisition of Capitol Transamerica, Alleghany acquired Platte River Insurance Company, a Nebraska-domiciled property and casualty insurance company, for approximately $40.0 million. The seller contractually retained the obligation to pay all of the loss and loss adjustment expenses liabilities of Platte River that existed at the time of the sale. At December 31, 2002, Alleghany Insurance Holdings' loss reserves reflected $142.5 million of such liabilities and its balance sheet reflected a reinsurance receivable in an identical amount. Platte River is licensed in 50 states and operates in conjunction with

Madison, Wisconsin headquarters of Capitol Transamerica Corporation



Capitol Transamerica. As of December 31, 2002, Platte River's statutory surplus was $27.9 million.

In January 2002, Capitol Indemnity and Platte River entered into a pooling agreement whereby Capitol Indemnity and Platte River agreed to share their aggregate insurance risks. Under this agreement, Capitol Indemnity is liable for 90 percent of the shared risks and Platte River is liable for 10 percent.

Capitol Transamerica and Platte River are rated A+ (Superior) by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry.

World Minerals' Operations

☆ *World headquarters*

European headquarters

□ *Diatomite mines & plants*

○ *Perlite mines & plants*

△ *Sales office*

Locations:
Brazil
Canada
Chile
China
England
France
Iceland
Italy
South Korea
Mexico
Russia
Spain
Turkey
United States



World Minerals Inc.

World Minerals, headquartered in Santa Barbara, California, conducts a worldwide industrial minerals business through its own operations and those of its subsidiaries, Celite Corporation and Harborlite Corporation.

World Minerals recorded pre-tax earnings of $23.5 million on revenues of $251.2 million in 2002, compared with $19.7 million on revenues of $248.5 million in 2001 and $2.7 million on revenues of $240.0 million in 2000. The 2002 results reflect the impact of businesses acquired in 2001 and 2002, higher profit margins due to net reductions of approximately $5.0 million in energy costs, primarily natural gas, at U.S. and Latin American plants, cost control efforts, and net reductions of $1.7 million in interest expense and $1.7 million in amortization expense. The 2002 results were also favorably impacted by increases in net sales from World Minerals' operations in Europe, Latin America and Asia, including China. In Europe, increased sales reflected the impact of higher prices and favorable exchange rates due to a strengthening of the Euro against the U.S. dollar, while in Latin America they were primarily due to acquisitions made in January and November 2002. Increased sales from Asia reflected higher domestic and export volume.

Revenues *(dollars in millions)*


'02
251.2
'01
248.5
'00
240.0
'99
241.8
'98
234.1

Such positive factors more than offset a decline in net sales due to continued sluggish demand and competitive pressures in both the U.S. and in the European and Asian export markets for World Minerals' U.S.-produced products. On an aggregate basis, tonnage volume shipped from World Minerals' plants decreased slightly in 2002 from 2001 and 2000 levels. World Minerals' 2002 results were also negatively impacted by charges of approximately $2.6 million, primarily reflecting a write-down taken with respect to its United Kingdom operations, a write-off of certain product development costs and expenses incurred in connection with staff reductions. World Minerals periodically reviews its business processes, overhead costs, sales strategies and plant operations, and expects to continue to do so in 2003. Any such review may include, among other things, considering the reallocation of certain production among its various plants and other strategic cost control measures.

World Minerals' 2001 results reflect an increase in net sales, primarily from its European operations, and an energy surcharge in place for much of the year in the United States, offset by high North American energy costs, particularly in California, and a lower level of production due to the softening U.S. economy. High North American energy costs, including unprecedented increases in the cost of natural gas and electricity, and temporary shutdowns as a result of electricity shortages experienced in California adversely affected World Minerals' 2001 operating costs by approximately $7.5 million, which, net of fuel surcharges on certain sales, negatively impacted pre-tax earnings by approximately $4.1 million.

World Minerals' 2000 results reflect primarily non-recurring charges in the amount of $20.2 million pre-tax for the write-off of certain investments and assets no longer used in production, including $11.2 million pre-tax in respect of certain of its interests in its Chinese joint ventures, and expenses relating to changes in World Minerals' senior management.

Celite is believed to be the world's largest producer of filter-aid grade diatomite, a silica-based mineral consisting of the fossilized remains of microscopic freshwater or marine plants. Diatomite is used as a filter aid in the production of beer, fruit juice, wine, water, sweeteners, fats and oils, pharmaceuticals, chemicals, lubricants and petroleum; as a filler, mainly in paints, and as an anti-block agent in plastic film. Celite is also a producer of calcium and magnesium silicate products, which are used to convert liquid, semi-solid and sticky ingredients into dry, free-flowing powders in the production of rubber, sweeteners, flavorings and pesticides.

Pre-Tax Earnings (dollars in millions)


'02
23.5
'01
19.7
'00
2.7
'99
24.0
'98
23.6

Harborlite is believed to be the world's largest producer of perlite filter aids and, as a seller of perlite ore, is one of the world's largest merchant producers of perlite ore. Perlite ore is a volcanic rock containing a small amount of water that causes the ore to "pop" when heated, expanding it up to twenty times its original volume. Harborlite sells perlite ore to companies that expand it for use primarily in the manufacture of roofing board, formed pipe insulation, acoustical ceiling tile and filter aids. Harborlite also expands perlite in its own expansion plants in the United States, Europe and Latin America. Most of this expanded perlite is sold as a filter aid to companies in the brewing, food, wine, sweetener, pharmaceutical, chemical and lubricant industries, or as a filler and insulating medium to companies in the construction industry.

World Minerals has enhanced its position in both of its core businesses, diatomite and perlite, through acquisitions of and strategic investments in mining, processing, distribution and sales facilities. World Minerals acquired two small European perlite businesses in 2000, a diatomite plant and mining properties in Fernley, Nevada and additional perlite reserves in Turkey in 2001 and a perlite mine and two perlite plants in Latin America in 2002.

World Minerals focuses on customer and technical service. Its Research and Development group uses state-of-the-art analytical instrumentation and techniques to put its industrial minerals' unique properties to work in new applications, and refine minerals processing methods to yield higher purity and more consistent finished products. The Technical Services group helps identify the best grade of industrial minerals for customer applications and assists in optimizing customer manufacturing processes to achieve the highest possible value from World Minerals' products.

World Minerals conducts its business on a worldwide basis, with mining or processing operations in 11 countries. Although World Minerals believes that the international scope of its operations gives it some competitive advantages, international operations can be subject to additional risks, such as currency fluctuations, changes in



992D CAT

World Minerals' surface-mining operation at Lompoc, California is the world's largest diatomite mine.

foreign legal requirements and political instability. World Minerals seeks to minimize its exposure to these risks by closely monitoring its methods of operating in each country and by adopting strategies responsive to changing economic and political environments.

World Minerals minimizes its exposure to the risk of foreign currency fluctuations by, among other things, requiring its non-European subsidiaries to invoice their export customers in U.S. dollars and causing all of its subsidiaries to declare and pay dividends whenever feasible. In 2002, the strengthening of the Euro against the U.S. dollar had a positive impact on World Minerals' results as revenues from its European operations were higher when converted into U.S. dollars and exports of World Minerals' U.S.-produced products to Europe were more price competitive with products produced in Europe.

Heads & Threads' Operations

Headquarters:
Sayreville, New Jersey

Distribution Centers:
Pico Rivera, California
Lithia Spring, Georgia
Carol Stream, Illinois
Sayreville, New Jersey

Warehouses:
Union City, California
Tampa, Florida
Roseville, Michigan
Charlotte, North Carolina
Middleburg Heights, Ohio
Grand Prairie, Texas
Houston, Texas
Tukwila, Washington



Heads & Threads International LLC

Heads & Threads, headquartered in Sayreville, New Jersey, is believed to be one of the nation's leading importers and distributors of steel fasteners. The Heads & Threads division (owned by Alleghany since 1974) was reorganized in 1999 as Heads & Threads International LLC.

Heads & Threads recorded pre-tax earnings of $2.4 million on revenues of $110.4 million, compared with pre-tax losses of $20.2 million on revenues of $119.4 million in 2001 and pre-tax earnings of $5.9 million on revenues of $135.1 million in 2000. Heads & Threads' 2002 results reflect net reductions of $4.4 million in operating expenses primarily due to lower overhead as a result of its restructuring efforts, a net reduction of $2.7 million in interest expense, and higher profit margins. These factors offset a write-down in the value of goodwill of $0.8 million and a decline in net sales due to reduced demand in the U.S. economy and reduced sales of certain product lines as a result of the application of minimum profit margin pricing requirements for such products.

The 2002 results also reflect $2.1 million in favorable inventory adjustments, substantially all of which were due to a reduction in Heads & Threads' LIFO (last-in-first-out) inventory reserve as a result of lower average inventory costs measured as of December 31, 2002. However, Heads & Threads currently expects that average inventory costs will increase in 2003 due to increases in the price of steel from China, and therefore a reverse impact on its LIFO inventory reserve, and an increase in cost of sales, may result during 2003.

Heads & Threads' 2001 results reflect a material slowdown in the markets for its products resulting in a decrease in net sales and relatively higher cost of sales, $11.1 million of pre-tax charges for write-offs relating to its computer system and the closure of certain branches and sales offices, expenses relating to changes in its senior management and the strengthening of its inventory reserves.

The results in 2000 largely reflect increased sales due to the completion by Heads & Threads of two major acquisitions in 1998 and 2000, as described below, and a $4.7 million pre-tax gain on the sale of two properties, offset by costs relating to the integration of the new businesses, including the conversion of computer systems, the closure of duplicate facilities and staff reductions.

In 1998, Heads & Threads acquired Gardenbolt International, Corp., substantially increasing its size and presence in East Coast markets and adding a complementary direct from mill/stock for release business to its existing stock business. In April 2000, Heads & Threads acquired the assets of Reynolds Fasteners, Inc., effectively doubling the size of Heads & Threads. Reynolds, a wholesale distributor of fasteners headquartered in Edison, New Jersey, conducted a stock business through twelve sales offices and warehouses nationwide. In addition to these two major acquisitions, Heads & Threads acquired the assets of a relatively small wholesale distributor of fasteners, selling product in small package quantities primarily in the eastern United States.

As a result of these acquisitions, Heads & Threads underwent a significant restructuring of corporate staff, systems and operations. Centralized functions, including purchasing, accounting, quality

Interior portion of Carol Stream, Illinois warehouse facility



control and traffic were moved from its former headquarters in the Chicago area to Sayreville, New Jersey. Multiple sales offices and warehouses were consolidated into a single facility in each market served. New state-of-the-art distribution centers were opened in the Chicago, Atlanta and Los Angeles markets. Significant staff cuts were made to eliminate redundancies.

During 2002, debt was further reduced, from $24.6 million at year-end 2001 to $12.3 million at year-end 2002. A portion of the debt was repaid with the proceeds of a capital contribution from Alleghany in the amount of $1.5 million. In anticipation of higher sales in 2003, net inventory levels were increased in the fourth quarter of 2002 and totalled $52.0 million at December 31, 2002.

Heads & Threads imports and sells commercial fasteners – nuts, bolts, screws, washers, sockets, and anchors – for resale through distributors and packagers serving original equipment manufacturers, maintenance and repair operators, and construction and retail customers. Heads & Threads has four distribution centers and eight warehouses serving major metropolitan areas with same day or next day delivery. Heads & Threads also has a packaging operation that distributes small packages through its packaged business division. The strength of Heads & Threads lies in its product coverage, logistics capabilities (procurement, storage and distribution of product), and long-standing customer and supplier relationships.

Revenues (dollars in millions)


'02 110.4
'01 119.4
'00 135.1
'99 73.7
'98 61.9

Heads & Threads' operations are divided into three businesses – stock, direct from mill/stock for release, and packaged. Through its stock business, product is purchased by Heads & Threads in anticipation of demand and warehoused in its facilities throughout the United States. Customer purchases tend to be of relatively small quantities for same day or next day delivery. The direct from mill/stock for release business involves large quantities of standard or specialty product purchased by Heads & Threads specifically for a customer order, which is shipped directly from the manufacturer to the customer (direct from mill) or warehoused in a Heads & Threads facility and shipped to the customer over time, with a definitive end date (stock for release). The packaged business comprises small packaged quantities sold to distributors and mill supply houses.

Alleghany Properties, Inc.

Headquartered in Sacramento, California, Alleghany Properties owns and manages properties in the Sacramento region of California. Such properties include improved and unimproved commercial land and commercial and residential lots. The majority of these properties is located in North Natomas, the only large undeveloped area in the City of Sacramento. Since development in the area commenced in 1998, a considerable amount of development activity has occurred, including the construction of more than 6,500 single family homes, 2,600 apartment units, office buildings and several fully-leased regional retail shopping centers. Participating in this growth, Alleghany Properties sold over 300 acres of residential land and several parcels of commercial property. Further development on some of the properties in the North Natomas area may be delayed until a new Environmental Impact Statement is prepared and approved in response to an adverse decision regarding endangered species permits for the area. However, Alleghany Properties believes it has sufficient land inventory not affected by this delay to continue development and sales for several years.

Burlington Northern Sante Fe Corporation

At year-end 2002, Alleghany was the fourth largest shareholder of Fort Worth, Texas-based Burlington Northern Santa Fe Corporation, owning approximately 16.0 million common shares or 4.3 percent of the outstanding common shares. BNSF is traded on the New York Stock Exchange under the symbol BNI.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF operates one of the largest railroad networks in North America, with 33,000 route miles covering 28 states and two Canadian provinces. BNSF derives a substantial portion of its revenues from carload products (including chemicals, forest and building products, metals and minerals, and machinery), intermodal containers and trailers, and coal, as well as agricultural products, automobiles and automobile parts. BNSF is an industry leader in Web-enabling a variety of customer transactions. The railway is among the world's top transporters of intermodal traffic, moves more grain than any other American railroad, transports the mineral components of many consumer products and hauls enough coal to generate about 10 percent of the electricity produced in the United States.



740
1740
740

Operating revenues for the year 2002 were $8.98 billion compared with $9.21 billion in 2001. Operating expenses were $7.32 billion in 2002, a decrease of $135.0 million from the prior year. Operating income in 2002 fell to $1.66 billion from $1.76 billion in 2001. BNSF's adjusted operating ratio increased slightly to 81.3 percent for 2002, compared with 80.7 percent a year earlier. BNSF's earnings per share for the year ended December 31, 2002 was $2.00 on a diluted basis, compared with $1.87, including unusual items, for the prior year. Cash flow from operations less dividends paid was $406.0 million.

Through December 31, 2002, BNSF had repurchased a total of 116.0 million shares, at an average of $25.97, under a 120-million-share-repurchase program announced in July 1997. In January 2003, BNSF's Board of Directors authorized the extension of the share repurchase program, adding 30.0 million shares to the total of 150.0 million shares previously authorized.

A copy of the BNSF 2002 Annual Report may be obtained free of charge by written request to the Secretary of Alleghany Corporation, 375 Park Avenue, New York, NY, 10152. The BNSF 2002 Annual Report also is available on the Internet at www.bnsf.com.

Selected Financial Data

Alleghany Corporation and Subsidiaries

(in thousands, except for share and per share amounts)

	Years Ended December 31,				
	2002	*2001*	*2000*	*1999*	*1998*
Operating Data					
Revenues from continuing operations**	**$ 576,857**	$ 958,851	$ 564,675	$ 416,149	$ 318,332
Earnings from continuing operations	**$ 54,813**	$ 430,563	$ 147,052	$ 51,658	$ 2,147
(Losses) earnings from discontinued operations	**—**	(206,333)	(78,195)	48,447	93,959
Net earnings	**$ 54,813**	$ 224,230	$ 68,857	$ 100,105	$ 96,106
Basic earnings per share of common stock:*					
Continuing operations	**$ 7.51**	$ 58.41	$ 19.33	$ 6.65	$ 0.27
Discontinued operations	**—**	(27.99)	(10.28)	6.22	11.97
Net earnings	**$ 7.51**	$ 30.42	$ 9.05	$ 12.87	$ 12.24
Average number of shares of common stock*	**7,302,018**	7,371,600	7,605,485	7,779,279	7,848,973

	December 31,				
	2002	*2001*	*2000*	*1999*	*1998*
Balance Sheet					
Total assets	**$2,134,382**	$1,875,005	$1,615,483	$1,536,331	$1,761,855
Debt	**$ 152,507**	$ 181,856	$ 228,178	$ 210,010	$ 242,136
Common stockholders' equity	**$1,379,342**	$1,390,582	$1,165,074	$1,107,897	$1,247,428
Common stockholders' equity per share of common stock*	**$ 189.89**	$ 189.20	$ 158.38	$ 142.76	$ 159.37

Alleghany spun off to its stockholders shares of Chicago Title on June 17, 1998; accordingly, Chicago Title has been classified as discontinued operations for the year ended 1998. Alleghany sold Alleghany Asset Management in February 2001. Alleghany Asset Management has been classified as discontinued operations for each of the four years ended in 2001. Alleghany sold Underwriters Re Group in May 2000. Underwriters Re Group has been classified as discontinued operations for each of the three years ended in 2000. Alleghany sold Alleghany Underwriting in November 2001. Alleghany Underwriting has been classified as discontinued operations for the two years ended in 2001.

*Adjusted to reflect subsequent common stock dividends.

**Adjusted for reclassification relating to World Minerals. See Note 1 to the Consolidated Financial Statements.

Dividends, Market Prices and Related Security Holder Matters

As of December 31, 2002, there were approximately 1,470 holders of record of Alleghany common stock. The following table indicates quarterly high and low prices of the common stock in 2002 and 2001 on the New York Stock Exchange. Alleghany's ticker symbol is Y.

Quarter Ended	***2002***		*2001*	
	High	***Low***	*High*	*Low*
March 31	**$191.18**	**$178.32**	$198.30	$191.75
June 30	**191.00**	**182.95**	205.69	194.13
September 30	**192.50**	**181.96**	219.61	180.26
December 31	**$190.72**	**$173.25**	$196.08	$179.37

In 2003, 2002, and 2001, Alleghany's Board of Directors declared, as Alleghany's dividend on its common stock for that year, a stock dividend consisting of one share of Alleghany common stock for every fifty shares outstanding. In light of the spin-off of Chicago Title on June 17, 1998, no stock dividend was declared for 1998. As part of the spin-off, Alleghany distributed three shares of Chicago Title common stock for each share of Alleghany common stock outstanding.

Alleghany's ability to pay cash dividends is restricted by the terms of its loan agreements. At December 31, 2002, these agreements permitted the payment of dividends aggregating approximately $107.3 million. At that date, about $363.5 million of Alleghany's consolidated common stockholders' equity of $1.38 billion was unavailable for dividends or advances to Alleghany from its subsidiaries, due to limitations imposed by statutes and agreements with lenders to which those subsidiaries are subject.

Index to Financial Statements

In recent years, Alleghany has followed a policy of maintaining a relatively liquid financial condition in the form of cash, marketable securities, available credit lines and minimal amounts of debt at the parent company. This has permitted Alleghany to expand its operations through internal growth at its subsidiaries and through acquisitions of, or substantial investments in, operating companies.

On January 4, 2002, Alleghany completed the acquisition of Capitol Transamerica Corporation ("Capitol Transamerica"). The total purchase price was approximately $182.0 million. Contemporaneous with the acquisition of Capitol Transamerica, Alleghany purchased Platte River Insurance Company ("Platte River"), a Nebraska-domiciled insurance company, for approximately $40.0 million. The seller contractually retained the obligation to pay all of the loss and loss adjustment expenses liabilities of Platte River that existed at the time of the sale. These acquisitions were funded from internal cash resources.

On November 5, 2001, Alleghany Insurance Holdings LLC ("AIHL") completed the disposition of Alleghany Underwriting to Talbot Holdings Ltd., a new Bermuda holding company formed by certain principals of the Black Diamond Group and the senior management of Alleghany Underwriting. AIHL recorded an after-tax loss of $50.5 million on the disposition of this Lloyd's of London insurance operation. Consideration for the sale included a warrant which will entitle AIHL to recover a portion of any residual capital of Alleghany Underwriting as determined upon the closure of the 2001 Lloyd's year of account. A nominal value was ascribed to the warrant in computing the loss on the sale of Alleghany Underwriting. In connection with the sale, AIHL provided a $25.0 million letter of credit to support business written by a new Talbot syndicate for the 2002 Lloyd's year of account while Talbot sought new capital. In December 2002, AIHL agreed that the capital provided by its letter of credit would support business written by the syndicate for the 2003 Lloyd's year of account, in exchange for a reduction of the letter of credit to $15.0 million, which took place in January 2003. Pursuant to AIHL's agreement with the syndicate, the syndicate will use its best efforts to extinguish AIHL's commitment under the reduced letter of credit no later than June 30, 2005.

On February 1, 2001, Alleghany's wholly owned subsidiary Alleghany Asset Management merged into a wholly owned subsidiary of ABN AMRO North America Holding Company. Alleghany received cash proceeds of $825.0 million and recorded an after-tax gain of about $474.8 million, or approximately $64.40 per share, excluding certain expenses relating to the closing of the sale. Alleghany Asset Management paid cash dividends to Alleghany totalling $26.0 million in 2000. In light of the merger, Alleghany Asset Management is no longer a source of dividends to Alleghany.

On May 10, 2000, Alleghany completed the sale of Underwriters Re Group to Swiss Re America Holding Corporation. Alleghany recorded pre-tax proceeds of about $649.0 million in cash and, in connection with the sale, paid approximately $187.9 million in cash (or $25.3125 per share) for the purchase from Underwriters Re Group of 7.425 million shares of Burlington Northern Santa Fe Corporation ("BNSF"). Alleghany's pre-tax gain on the sale of Underwriters Re Group was approximately $136.7 million. The tax on the gain was approximately $7.1 million, resulting in an after-tax gain on the sale of $129.6 million. In light of the sale, Underwriters Re Group is no longer a source of dividends to Alleghany. In connection with the sale of Underwriters Re Group, Alleghany retained Alleghany Underwriting, which was subsequently sold on November 5, 2001, as described above.

As of March 3, 2003, Alleghany and its subsidiaries owned 16.0 million shares, or approximately 4.3 percent, of the outstanding common stock of BNSF, having an aggregate market value as of such date of approximately $398.1 million, or $24.88 per share. The aggregate cost of such shares is approximately $181.8 million, or $11.36 per share. In January 2002, Alleghany sold approximately 1.9 million shares of BNSF for a total sales price of $55.3 million, or $28.38 per share, resulting in an after-tax gain of $23.3 million.

Alleghany has declared stock dividends in lieu of cash dividends every year since 1987 except 1998 when Chicago Title Corporation was spun off to Alleghany stockholders. These stock dividends have helped to conserve Alleghany's financial strength and, in particular, the liquid assets available to finance internal growth and operating company acquisitions and investments. On April 25, 2003, as its dividend on its common stock for 2003, Alleghany will pay to stockholders of record on April 1 a dividend of one share of Alleghany common stock for every 50 shares outstanding.

In addition to its liquid assets, Alleghany entered into an three-year credit agreement and a 364-day revolving credit agreement with a bank syndicate in June 2002 in replacement of a five-year credit agreement and a 364-day revolving credit agreement entered into in November 2000, which were cancelled.

The new credit facilities provide commitments for revolving credit loans in an aggregate principal amount of $200.0 million (identical to the commitments under the cancelled credit facilities). It has been Alleghany's practice under past revolving credit agreements to repay borrowings promptly in order to keep the facility available for future acquisitions. No borrowings were outstanding under either of Alleghany's credit facilities at 2002 year-end.

From time to time, Alleghany made, and may continue to make, capital contributions to its subsidiaries when third-party financing may not be attractive or available. In 2002, Alleghany made capital contributions of approximately $232.7 million to AIHL for, among other things, acquisition purposes, business expansion and reserve strengthening. Also in 2002, Alleghany made a capital contribution of approximately $1.5 million to Heads & Threads for the purpose of reducing amounts outstanding under Heads & Threads' credit agreement. Alleghany expects that it will continue to make capital contributions to its subsidiaries in the future for similar or other purposes.

Alleghany has announced that it may purchase shares of its common stock in open market transactions from time to time. In 2002, Alleghany purchased an aggregate of 155,613 shares of its common stock for approximately $28.7 million, at an average cost of $184.64 per share. In 2001, Alleghany purchased an aggregate of 66,692 shares of its common stock for approximately $12.7 million, at an average cost of $190.01 per share. In 2000, Alleghany purchased an aggregate of 484,697 shares of its common stock for approximately $86.3 million, at an average cost of $178.09 per share.

At December 31, 2002, about $260.2 million of the equity of Alleghany's subsidiaries was available for dividends or advances to Alleghany. At that date, approximately $363.5 million of $1.38 billion of Alleghany's equity was unavailable for dividends or advances to Alleghany from its subsidiaries, due to limitations imposed by statutes and agreements with lenders to which those subsidiaries are subject. These limitations have not affected Alleghany's ability to meet its obligations.

Financial strength is also a high priority of Alleghany's subsidiaries, whose assets stand behind their financial commitments to their customers and vendors.

Alleghany Insurance Holdings LLC

The obligations and cash outflow of AIHL's insurance operations include claim settlements, administrative expenses and investment purchases. In addition to satisfying obligations and cash outflow through premium collections, cash inflow is obtained from interest and dividend income and maturities and sales of investments. Because cash inflow from premiums is received in advance of cash outflow required to settle claims, AIHL's insurance operations accumulate funds which they invest pending liquidity requirements. Investments represent over half (54.9 percent in 2002) of AIHL's insurance operations' assets.

As an insurance company's cash needs can be unpredictable due to the uncertainty of the claims settlement process, the portfolios of AIHL's insurance operations are composed primarily of short-term investments to ensure the availability of funds and avoid a forced sale of fixed maturity securities.

The investment portfolios of AIHL and its subsidiaries contain no investments of a derivative nature.

World Minerals Inc.

In March 2003, World Minerals entered into a credit agreement (the "New Credit Agreement") with several banks providing for a commitment for revolving credit loans and/or letters of credit in an aggregate principal amount of $100.0 million. World Minerals used amounts available to it under the New Credit Agreement to pay in full indebtedness existing under its former credit agreement. As of March 14, 2003, $39.0 million of indebtedness and $0.4 million of letters of credit were outstanding under this credit agreement, leaving $60.6 million unused and available for borrowing and/or letters of credit. An additional $3.9 million of short-term debt and $1.3 million of long-term debt, including amounts due within one year, were outstanding from local foreign loans permitted under the credit agreement.

World Minerals paid cash dividends to Alleghany of $2.6 million in 2002 and $3.3 million in 2000.

Heads & Threads International LLC

On April 3, 2000, Heads & Threads entered into a credit agreement (amended and restructured in 2001) with two banks providing for up to $28.0 million of revolving credit loans. In 2002, Heads & Threads reduced its outstanding debt by $12.3 million, from $24.6 million at year-end 2001 to $12.3 million at year-end 2002. A portion of the debt was repaid with the proceeds of a capital contribution from Alleghany in the amount of $1.5 million. As of December 31, 2002, $12.3 million of indebtedness was outstanding under Heads & Threads' credit agreement.

Heads & Threads paid cash dividends to Alleghany totalling $0.7 million in 2000.

Alleghany Properties, Inc.

As part of Alleghany's sale of Sacramento Savings Bank in 1994, Alleghany, through its wholly owned subsidiary Alleghany Properties, purchased the real estate and real estate-related assets of Sacramento Savings. Alleghany Properties is Alleghany's only subsidiary holding substantial real estate investments.

As of December 31, 2002, Alleghany Properties held 11 loans and properties having a total book value of approximately $36.3 million, as compared with 18 loans and properties having a total book value of approximately $47.2 million as of December 31, 2001, and 89 loans and properties having a total book value of approximately $90.1 million as of October 31, 1994 (the date the assets were purchased by Alleghany Properties).

On December 11, 1998, Alleghany Properties issued $40.0 million aggregate principal amount of 6.83 percent senior notes due 2004. The notes are being repaid in five equal annual principal amortization payments beginning on the second anniversary of their issuance. The proceeds from the sale of the notes were used to pay a dividend of $39.5 million to Alleghany in 1998 and to cover the expenses of the issuance. On December 11, 2002, Alleghany Properties made its third principal payment on the notes, including accrued interest thereon, in the amount of $8.8 million, reducing the outstanding principal to $16.0 million.

The capital needs of Alleghany Properties consist primarily of various development costs relating to its owned properties. Adequate funds are expected to be generated by sales and, if needed, capital contributions by Alleghany, to provide for the currently foreseeable needs of its business.

Alleghany Properties paid cash dividends to Alleghany totalling $5.0 million in February 2003.

Alleghany management believes that Alleghany and its subsidiaries have and will have adequate internally generated funds, cash resources and unused credit facilities to provide for the currently foreseeable needs of its and their businesses. Alleghany and its subsidiaries have no material commitments for capital expenditures.

Quantitative and Qualitative Market Risk Disclosure

Market risk is the risk of loss from adverse changes in market prices and rates, such as interest rates, foreign currency exchange rates and commodity prices. The primary market risk related to Alleghany's non-trading financial instruments is the risk of loss associated with adverse changes in interest rates.

Alleghany and its subsidiaries invest in equities. Such investments include approximately 16.0 million shares of BNSF common stock, which had an aggregate market value as of March 3, 2003 of approximately $398.1 million, or $24.88 per share. The aggregate cost of such shares is approximately $181.8 million, or $11.36 per share. Equity securities are subject to fluctuations in market value.

In connection with Alleghany's purchase of Capitol Transamerica and Platte River, as well as Alleghany's purchase of debt securities with fixed maturities, Alleghany has invested in a portfolio of debt securities that exposes it to risk related to adverse changes in interest rates.

Alleghany holds its equity investments and debt securities as available for sale. Any changes in the fair value of these investments, net of tax, would be reflected in Alleghany's comprehensive income as a component of stockholders' equity.

The primary market risk for the long-term debt of Alleghany and its subsidiaries is interest rate risk at the time of refinancing. Alleghany and its subsidiaries monitor the interest rate environment to evaluate refinancing opportunities. For additional information regarding the long-term debt of Alleghany and its subsidiaries, see "Financial Condition".

Other than one interest rate swap, Alleghany currently does not use derivatives to manage market and interest rate risks. In respect of the interest rate swap, Alleghany is exposed to a credit risk in the unlikely event of nonperformance by the swap counterparty.

Alleghany, through World Minerals, conducts certain business activities in foreign countries. World Minerals minimizes its exposure to the risk of foreign currency fluctuation by, among other things, requiring their non-European subsidiaries to invoice their export customers in U.S. dollars and causing its subsidiaries, whenever feasible, to declare and pay dividends to repatriate profits back to the U.S. in U.S. dollars.

In addition, Heads & Threads imports virtually all of its fasteners, the costs of which are therefore subject to fluctuations in foreign currency and import duties. Alleghany does not believe that the operations of World Minerals and Heads & Threads subject Alleghany to a material risk from foreign currency fluctuation.

The table below presents a sensitivity analysis of Alleghany's debt securities and subsidiary debt that are sensitive to changes in interest rates. Sensitivity analysis is defined as the measurement of potential change in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates over a selected time. In this sensitivity analysis model, Alleghany uses fair values to measure its potential change, and a +/- 300 basis point range of change in interest rates to measure the hypothetical change in fair value of the financial instruments included in the analysis.

The change in fair value is determined by calculating hypothetical December 31, 2002 ending prices based on yields adjusted to reflect a +/- 300 basis point range of change in interest rates, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the par outstanding.

Sensitivity Analysis

December 31, 2002

(in millions)

Interest Rate Shifts	*-300*	*-200*	*-100*	*0*	*100*	*200*	*300*
Assets							
Debt securities	$ 627.3	$613.5	$600.3	$580.6	$572.8	$ 557.1	$ 541.9
Estimated change in value	$ 46.7	$ 32.9	$ 19.7	$ —	$ (7.8)	$ (23.5)	$ (38.7)
Liabilities							
Subsidiaries' debt	$ 155.7	$153.7	$152.7	$152.5	$152.3	$ 152.1	$ 151.8
Estimated change in value	$ 3.2	$ 1.2	$ 0.2	$ —	$ (0.2)	$ (0.4)	$ (0.7)

Forward-looking Statements

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain disclosures which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue". These forward-looking statements are based upon Alleghany's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and Alleghany's future financial condition and results. These statements are not guarantees of future performance, and Alleghany has no specific intention to update these statements. The uncertainties and risks include, but are not limited to, those relating to conducting operations in a competitive environment and conducting operations in foreign countries, effects of acquisition and disposition activities, adverse loss development for events insured by Alleghany's insurance operations in either the current or prior years, general economic and political conditions, including the effects of a prolonged U.S. or global economic downturn or recession, changes in costs, including changes in labor costs, energy costs and raw material prices, variations in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, changes in market prices of Alleghany's significant equity investments, tax, legal and regulatory changes, extended labor disruptions, significant weather-related or other natural or human-made disasters, especially with respect to their impact on losses at Alleghany's insurance subsidiaries, civil unrest or other external factors over which Alleghany has no control, and changes in Alleghany's plans, strategies, objectives, expectations or intentions, which may happen at any time at Alleghany's discretion. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Alleghany.

Consolidated Balance Sheets

Alleghany Corporation and Subsidiaries

December 31, 2002 and 2001

(in thousands, except share amounts)	*2002*	*2001*
Assets		
Available for sale securities:		
Equity securities (cost: 2002, $239,669; 2001, $226,226)	$ 486,353	$ 550,826
Debt securities (cost: 2002, $570,973)	580,606	—
Short-term investments	237,698	796,511
	1,304,657	1,347,337
Cash	27,423	15,717
Notes receivable	92,358	91,536
Accounts receivable	85,710	57,161
Reinsurance receivables	147,479	—
Deferred acquisition costs	22,547	—
Property and equipment at cost, less accumulated depreciation and amortization	173,539	169,622
Inventory	81,978	71,169
Goodwill and other intangibles, net of amortization	112,858	49,708
Other assets	85,833	72,755
	$2,134,382	$1,875,005

Liabilities and Common Stockholders' Equity		
Current taxes payable	$ 28,372	$ 90,209
Losses and loss adjustment expenses	258,471	—
Other liabilities	147,411	103,595
Unearned premiums	64,115	—
Subsidiaries' debt	152,507	181,856
Net deferred tax liability	104,164	108,763
Total liabilities	755,040	484,423
Preferred stock (preferred shares authorized: 2002 and 2001 – 8,000,000; preferred shares issued and outstanding none)	—	—
Common stockholders' equity: (common shares authorized: 2002 and 2001 – 22,000,000; common shares issued and outstanding 2002 – 7,264,002; 2001 – 7,350,006)	1,379,342	1,390,582
	$2,134,382	$1,875,005

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

Alleghany Corporation and Subsidiaries

Years ended December 31,

(in thousands, except per share amounts)	*2002*	*2001*	*2000*
Revenues			
Net fastener sales	$110,408	$ 119,038	$135,073
Interest, dividend and other income	53,064	58,098	45,634
Net insurance premiums earned	125,649	—	—
Net mineral and filtration sales	251,361	247,329	239,295
Net gain on sale of subsidiaries	—	522,422	136,734
Net gain on investment transactions	36,375	11,964	7,939
Total revenues	576,857	958,851	564,675
Costs and expenses			
Commissions and brokerage expenses	29,100	—	—
Salaries, administrative and other operating expenses	90,753	80,197	57,922
Loss and loss adjustment expenses	100,508	—	—
Costs of goods sold-fasteners	82,162	96,472	125,913
Cost of mineral and filtration sales	184,685	187,022	176,218
Interest expense	6,545	13,790	17,714
Corporate administration	25,700	46,991	23,220
Total costs and expenses	519,453	424,472	400,987
Earnings from continuing operations, before income taxes	57,404	534,379	163,688
Income taxes	2,591	103,816	16,636
Earnings from continuing operations	54,813	430,563	147,052
Discontinued operations			
(Losses) from discontinued operations, net of tax	—	(206,333)	(78,195)
Net earnings	$ 54,813	$ 224,230	$ 68,857
Basic earnings per share of common stock:*			
Continuing operations	$ 7.51	$ 58.41	$ 19.33
Discontinued operations	—	(27.99)	(10.28)
Basic net earnings per share	$ 7.51	$ 30.42	$ 9.05
Diluted earnings per share of common stock:*			
Continuing operations	$ 7.45	$ 57.86	$ 19.13
Discontinued operations	—	(27.73)	(10.17)
Diluted net earnings per share	$ 7.45	$ 30.13	$ 8.96

*Adjusted to reflect subsequent common stock dividends.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Common Stockholders' Equity

Alleghany Corporation and Subsidiaries

Three Years Ended December 31, 2002

(in thousands, except share amounts)	Common Stock	Contributed Capital	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 1999	$7,463	$496,057	$112,334	$ (37,026)	$529,069	$1,107,897
(7,920,062 shares of common stock issued; 159,766 in treasury)*						
Add (deduct):						
Net earnings	—	—	—	—	68,857	68,857
Other comprehensive income, net of tax:						
Translation loss	—	—	(4,799)	—	—	(4,799)
Minimum pension liability	—	—	238	—	—	238
Change in unrealized appreciation of investments, net	—	—	73,871	—	—	73,871
Comprehensive income	—	—	69,310	—	68,857	138,167
Common stock dividend	—	(5,554)	—	31,752	(26,299)	(101)
Other, net	34	(856)	—	(72,936)	—	(73,758)
Alleghany Underwriting lag adjustment	—	—	(1,163)	—	(5,968)	(7,131)
Balance at December 31, 2000	7,497	489,647	180,481	(78,210)	565,659	1,165,074
(7,800,630 shares of common stock issued; 444,573 in treasury)*						
Add (deduct):						
Net earnings	—	—	—	—	224,330	224,330
Other comprehensive income, net of tax:						
Translation loss	—	—	(2,437)	—	—	(2,437)
Minimum pension liability	—	—	(105)	—	—	(105)
Change in unrealized appreciation of investments, net	—	—	5,777	—	—	5,777
Comprehensive income	—	—	3,235	—	224,330	227,565
Common stock dividend	—	2,479	—	26,036	(28,618)	(103)
Other, net	17	3,211	—	(5,182)	—	(1,954)
Balance at December 31, 2001	7,514	495,337	183,716	(57,356)	761,371	1,390,582
(7,663,921 shares of common stock issued; 313,915 in treasury)						
Add (deduct):						
Net earnings	—	—	—	—	54,813	54,813
Other comprehensive income, net of tax:						
Translation gain	—	—	5,790	—	—	5,790
Minimum pension liability	—	—	(3,888)			(3,888)
Change in unrealized appreciation of investments, net	—	—	(44,384)	—	—	(44,384)
Comprehensive income	—	—	(42,482)	—	54,813	12,331
Common stock dividend	—	238	—	26,355	(26,685)	(92)
Other, net		(1,520)	—	(21,959)	—	(23,479)
Balance at December 31, 2002	$7,514	$494,055	$141,234	$ (52,960)	$789,499	$1,379,342
(7,513,648 shares of common stock issued; 249,646 in treasury)						

*Adjusted to reflect subsequent common stock dividends.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Alleghany Corporation and Subsidiaries

Years Ended December 31 *(in thousands)*	*2002*	*2001*	*2000*
Cash flows from operating activities			
Earnings from continuing operations	$ 54,813	$ 430,563	$ 147,052
Adjustments to reconcile net earnings to cash provided by (used in) operations:			
Depreciation and amortization	18,545	19,742	19,426
Net gain on investment transactions and sales of subsidiaries	(36,375)	(234,284)	(144,673)
Tax benefit on stock options exercised	1,188	816	3,127
Other charges, net	22,240	(4,869)	(1,572)
(Increase) decrease in account receivable	(28,549)	12,137	(9,786)
Decrease (increase) in inventories	10,809	31,235	(45,973)
(Increase) decrease in other assets including goodwill	(4,912)	7,198	(4,499)
Increase in reinsurance receivable	34,727	—	—
Increase (decrease) in other liabilities and current taxes	(31,537)	78,804	(2,942)
Increase in unearned premium reserve	6,141	—	—
Increase in losses and loss adjustment expenses	(8,215)	—	—
Net adjustments	(15,938)	(89,221)	(186,892)
Cash provided by (used in) operations	38,875	341,342	(39,840)
Cash flows from investing activities			
Purchase of investments	(885,410)	(93,784)	(69,443)
Sales of investments	503,652	110,303	56,255
Purchases of property and equipment	(13,851)	(12,034)	(15,028)
Net change in short-term investments	581,315	(448,385)	(216,605)
Other, net	65,811	(6,941)	—
Acquisition of insurance companies, net of cash acquired	(221,056)	—	—
Proceeds from the sale of subsidiaries, net of cash disposed	—	529,116	385,744
Net cash provided by investing activities	30,461	78,275	140,923
Cash flows from financing activities			
Principal payments on long-term debt	(43,124)	(77,296)	(58,153)
Proceeds of long-term debt	13,775	29,723	72,156
Treasury stock acquisitions	(28,731)	(12,576)	(86,245)
Net cash provided to discontinued operations	—	(344,915)	(33,744)
Other, net	450	(9,083)	3,293
Net cash used in financing activities	(57,630)	(414,147)	(102,693)
Net increase (decrease) in cash	11,706	5,470	(1,610)
Cash at beginning of year	15,717	10,247	11,857
Cash at end of year	$ 27,423	$ 15,717	$ 10,247
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 3,914	$ 13,920	$ 16,025
Income taxes	$ 46,529	$ 5,343	$ 64,954

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Principles

a. Principles of Financial Statement Presentation.

Alleghany Corporation, a Delaware corporation ("Alleghany", or together with its subsidiaries, the "Company"), owns Alleghany Funding Corporation ("AFC"); World Minerals Inc. ("World Minerals"); Alleghany Properties Inc. ("API"); Alleghany Insurance Holdings LLC ("AIHL") and Heads & Threads International LLC ("H&T"). Alleghany also owned Alleghany Asset Management, Inc. ("Alleghany Asset Management") until February 1, 2001, Alleghany Underwriting Holdings Ltd ("Alleghany Underwriting") until November 5, 2001 and Underwriters Re Group, Inc. and its principal subsidiary Underwriters Reinsurance Company ("Underwriters Reinsurance") until May 10, 2000.

On May 10, 2000, Alleghany completed the sale of Underwriters Re Group to Swiss Re America Holding Corporation. AIHL retained Alleghany Underwriting at the time of the sale of Underwriters Re Group. On November 5, 2001, AIHL completed the sale of Alleghany Underwriting to Talbot Holdings Ltd. Underwriters Re Group and Alleghany Underwriting are recorded as discontinued operations for all periods presented.

On February 1, 2001, Alleghany Asset Management merged into a wholly owned subsidiary of ABN AMRO North America Holding Company. Alleghany Asset Management is recorded as discontinued operations for all periods presented.

On January 4, 2002, Alleghany completed the acquisition of Capitol Transamerica Corporation ("Capitol Transamerica") for a total purchase price of approximately $182 million, of which $49.6 million was allocated to goodwill and intangibles. Contemporaneous with the acquisition of Capitol Transamerica, Alleghany purchased Platte River Insurance Company ("Platte River") a Nebraska-domiciled insurance company for a total purchase price of approximately $40 million, of which $8.3 million was allocated to goodwill and intangibles.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company. All significant inter-company items have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Investments.

Investment securities consist of equity securities, debt securities and short-term investments. The Company classifies its marketable equity securities and debt securities as available for sale. Debt securities consist of securities with an original term from the time they were issued of more than one year. Such securities include U.S. Treasury, Federal National Mortgage and Federal Home Loan Mortgage notes. Short-term investments include commercial paper, certificates of deposit, money market instruments and any fixed maturity with an initial maturity of less than one year.

At December 31, 2002 and 2001, available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect applicable to available for sale securities, are excluded from earnings and are reported in comprehensive income and as a separate component of stockholders' equity until realized. A decline in the fair value of an available for sale security below its cost that is deemed other than temporary is charged to earnings.

Realized gains and losses on investments are determined on the specific identification method.

c. Property and Equipment.

Depreciation of buildings and equipment and amortization of leasehold improvements are principally calculated using the straight-line method over the estimated useful life of the respective assets or the life of the lease, whichever is less.

d. Derivative Financial Instruments.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company enters into interest rate swaps for purposes of converting variable interest rate exposure to a fixed rate and to match interest expense with interest income. Interest rate swaps are accounted for as a hedge of the obligation. Interest expense is recorded using the revised interest rate.

e. Deferred Acquisition Costs.

Acquisition costs, related to unearned premiums, that vary with, and are directly related to, the production of such premiums (principally commissions, premium taxes, compensation and certain underwriting expenses) are deferred. Deferred acquisition costs are amortized to expense as the related premiums are earned. Deferred acquisition costs are periodically reviewed to determine their recoverability from future income, including investment income, and if any such costs are determined not recoverable they are charged to expense. Deferred acquisition costs amortized to expense in 2002 were $6.2 million.

f. Premiums.
Premiums are recognized as revenue on a pro-rata basis over the term of a contract. Unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of insurance policies in force.

g. Loss Reserves.
The reserves for losses and loss adjustment expenses represent management's best estimate of the ultimate cost of all reported and unreported losses incurred through the balance sheet date and include: (i) the accumulation of individual estimates for claims reported on direct business prior to the close of the accounting period; (ii) estimates received from reinsurers with respect to reinsurance assumed; (iii) estimates for incurred but not reported claims based on past experience modified for current trends; and (iv) estimates of expenses for investigating and settling claims based on past experience. The liabilities recorded are based on estimates resulting from the continuing review process, and differences between estimates and ultimate payments are reflected as an expense in the statement of earnings in the period in which the estimates are revised.

h. Reinsurance.
The Company follows the customary practice of reinsuring with other companies the loss exposures on business it has written. This practice allows the Company to diversify its business and write larger policies, while limiting the extent of its primary maximum net loss. Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to losses from reinsurer insolvencies, the Company continually evaluates the financial condition of its reinsurers.

In connection with the Company's acquisition of Platte River on January 4, 2002, the seller contractually retained through a reinsurance agreement the obligation to pay all of the loss and loss adjustment expenses liabilities of the Platte River in existence at the date of acquisition. Accordingly, AIHL recorded both a reinsurance receivable and a loss reserve liability in the amount of $181.3 million. Such reinsurance receivable and loss reserve amounts may change when losses are reported but are expected to decline over time as losses are paid. At December 31, 2002, such amounts were $142.5 million.

i. Income Taxes.
The Company files a consolidated federal income tax return with its domestic subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

j. Accounts Receivable.
Accounts receivable consist of receivables, net of allowances.

k. Inventory.
Inventories are stated at the lower of cost or market. Cost is computed using either last in, first out (LIFO) method, first in, first out (FIFO) method or average cost.

l. Revenue Recognition.
Revenue is recognized either upon shipment or upon receipt of goods by the customer depending upon whether the contractual sales terms are Freight-on-board ("FOB") shipping point or FOB destination, respectively.

m. Cash.
For purposes of the consolidated statements of cash flows, cash includes only funds on deposit which are available for immediate withdrawal.

n. Net Earnings Per Share of Common Stock.
Earnings per share of common stock are based on the average number of shares of Alleghany common stock outstanding during the years ended December 31, 2002, 2001, and 2000, respectively, as adjusted for stock dividends. The average number of shares of common stock outstanding, as adjusted for stock dividends, was 7,302,018 in 2002, 7,371,600 in 2001, and 7,605,485 in 2000.

o. Stock Option Plans.
The Company follows Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation Transition and Disclosure." SFAS 123 establishes accounting and reporting standards for stock-based employee compensation plans. This statement allows companies to choose between the "fair value based method of accounting" as defined in this Statement and the "intrinsic value based method of accounting" as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stocks Issued to Employees." The Company has elected to continue to continue to follow the "intrinsic value based method of accounting" and as such no expense is recognized on stock option grants.

p. Recent Accounting Pronouncements.
On January 1, 2002 the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 no longer requires the amortization of goodwill and as a result the Company ceased its amortization of goodwill on December 31, 2001. Goodwill is now required to be periodically reviewed for other than temporary declines in value.

The proforma impact for the years ended 2001 and 2000 is as follows: (in thousands, except per share amounts):

	2001	2000
Net earnings	$224,230	$68,857
Amortization of goodwill (net of tax)	6,825	5,395
Adjusted net earnings	$231,055	$74,252

Basic EPS as reported	$ 30.42	$ 9.05
Basic EPS pro forma	$ 31.34	$ 9.76
Diluted EPS as reported	$ 30.13	$ 8.96
Diluted EPS pro forma	$ 31.05	$ 9.66

The Company applies APB 25 and related interpretations in accounting for its fixed option plans. Accordingly, no compensation cost has been recognized for its fixed option plans. The compensation cost that has been charged against income for its performance-based plan was $0.2 million, $8.1 million, and $5.7 million in 2002, 2001, and 2000, respectively. Had compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, the Company's net earnings and earnings per share would have changed to the pro forma amounts indicated as follows:

		2002	2001	2000
Net earnings	As reported	$54,813	$224,230	$68,857
	Pro forma	$53,109	$225,927	$68,019
Basic earnings per share	As reported	$ 7.51	$ 30.42	$ 9.05
	Pro forma	$ 7.27	$ 30.65	$ 8.94

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure" (SFAS 148). SFAS 148 amended FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) to provide alternative methods of transition for enterprises that elect to change to the SFAS 123 fair value method of accounting for stock-based employee compensation. SFAS 148 also amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Alleghany will adopt the fair value based method of accounting for stock-based compensation, using the prospective transition method, on January 1, 2003.

q. Reclassification.
Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Sales revenue and the cost of goods sold for World Minerals have been reclassified for gross freight charges billed to customers.

2. Alleghany Underwriting Lag Adjustment
The results of Alleghany Underwriting were reported on a one-quarter lag through September 30, 2000. The one-quarter lag was eliminated in Alleghany's results for the year-ended December 31, 2000. The lag adjustment of $(5,968) was recorded in retained earnings. The change in unrealized losses for the lag quarter was $(1,163).

3. *Investments*

Available for sale securities at December 31, 2002 and 2001 are summarized as follows (in thousands):

2002

Consolidated	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 239,669	$ 249,328	$(2,644)	$ 486,353
Debt securities	570,973	10,468	(835)	580,606
Short-term investments	237,698	—	—	237,698
	$1,048,340	$ 259,796	$(3,479)	$1,304,657
Industry Segment				
Property and casualty insurance	$ 306,715	$ 55,327	$(3,393)	$ 358,649
Mining and filtration	1,345	—	—	1,345
Corporate activities	740,280	204,469	(86)	944,663
	$1,048,340	$ 259,796	$(3,479)	$1,304,657

2001

Consolidated	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 226,226	$ 324,813	$ (213)	$ 550,826
Short-term investments	796,511	—	—	796,511
	$1,022,737	$ 324,813	$ (213)	$1,347,337
Industry Segment				
Mining and filtration	$ 648	$ —	$ —	$ 648
Corporate activities	1,022,089	324,813	(213)	1,346,689
	$1,022,737	$ 324,813	$ (213)	$1,347,337

The amortized cost and estimated fair value of debt securities at December 31, 2002 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Short-term investments due in one year or less	$ 237,698	$ 237,698
Mortgage-backed securities	3,353	3,407
Debt securities		
due within one year	3,155	3,166
due one through five years	455,558	462,244
due five through ten years	21,075	21,398
due after ten years	87,832	90,391
Equity securities	239,669	486,353
	$1,048,340	$1,304,657

The proceeds from sales of available for sale securities were $503.7 million, $110.3 million, and $56.3 million in 2002, 2001, and 2000, respectively. Gross realized gains and gross realized losses of available for sale securities were $48.1 million and $11.7 million, $14.6 million and $2.6 million, and $10.0 million and $2.1 million, in 2002, 2001, and 2000, respectively.

Interest, dividend and other income is comprised as follows (in thousands):

	2002	*2001*	*2000*
Interest	$ 24,691	$43,511	$28,860
Dividends	10,944	8,968	8,375
Other	17,429	5,619	8,399
	$ 53,064	$58,098	$45,634

During 2002, 2001, and 2000 Alleghany had available for sale securities that were trading below cost. The Company determined that these declines were other than temporary and, accordingly, recorded a loss provision of approximately $1.5 million, $2.6 million, and $2.1 millions respectively, for these investments.

4. *Notes Receivable*

Notes receivable are primarily comprised of a $91.5 million note due January 2007 bearing interest at the rate of 30 day commercial paper rate plus 1⅙ of one percent.

5. *Inventory*

Inventories at December 31, 2002 and 2001 are summarized as follows (in thousands):

	2002	*2001*
Finished goods	$64,719	$56,356
Work in process	4,638	3,813
Raw material	12,621	11,000
	$81,978	$71,169

6. Reinsurance

In the ordinary course of business, AIHL, which includes Capitol Transamerica and Platte River, cedes reinsurance for purposes of risk diversification and limiting maximum loss exposure to catastrophic events. If the assuming reinsurers are unable to meet the obligations assumed under these agreements, AIHL would remain liable. Reinsurance receivables at December 31, 2002 consists of the following (in thousands):

	2002
Reinsurance recoverable on paid losses	$ 2,713
Ceded outstanding losses and loss adjustment expenses	$144,766

The following table indicates property and casualty premiums written and earned for the year ended December 31, 2002 (in thousands):

2002	Written	Earned
Premiums direct	$145,497	$140,340
Premiums assumed	$ 3,009	$ 2,025
Premiums ceded	$ 16,982	$ 16,716

7. Liability for Loss and Loss Adjustment Expenses

Activity in the liability for loss and loss adjustment expenses is summarized as follows (in thousands):

	2002
Balance at January 1	$ —
Reserves acquired	266,688
Less reinsurance recoverables acquired	179,512
Net reserves acquired	87,176
Incurred related to:	
Current year	82,639
Prior years	17,869
Total incurred	100,508
Paid related to:	
Current year	28,562
Prior years	45,417
Total paid	73,979
Net balance at December 31	113,705
Plus reinsurance recoverables	144,766
Balance at December 31	$ 258,471

8. Debt

Total debt at December 31, 2002 and 2001 is summarized as follows (in thousands):

	2002	*2001*
Long-Term Debt		
Alleghany Properties		
Senior notes at 6.83%, due through 2004	$ 16,000	$ 24,000
Alleghany Funding		
Notes payable at 2.1% to 2.8% due 2007	80,000	80,000
World Minerals		
Revolving credit line at LIBOR + 1% to 1.25% due through 2003	39,000	48,000
Other loans at 4.80% to 7.0%, due 2004 through 2011	1,305	1,264
Heads & Threads		
Bankers acceptance at 7.37% to 8.15% due through 2003	12,253	23,000
Capital lease obligations	8	1,599
	148,566	177,863
Short-Term Debt		
World Minerals		
Bank of China term loan at 6.37% due 2003	2,356	2,356
Other loans due through 2003	317	347
Industrial & Commercial Bank of China 6.37% due 2003	1,268	1,269
Heads & Threads		
Capital lease obligations	—	21
	3,941	3,993
	$152,507	$181,856

In June 2002, Alleghany entered into three-year and 364-day revolving credit agreements with a bank syndicate which provide commitments for revolving credit loans in an aggregate principal amount of $200 million, upon cancellation of its five-year and 364-day revolving credit agreements with a bank entered into in November 2000.

At Alleghany's option, borrowings bear interest at a rate based on the prevailing rates for dollar deposits in the London interbank market or the greater of the federal funds rate and the bank's prime rate plus applicable margins. No amounts were outstanding at 2002 and 2001 year-end. A commitment fee of up to 1/4 of 1 percent per annum of the unused commitment is charged. The revolving credit agreements require, among other things, Alleghany to maintain tangible net worth not less than $1.05 billion, limits the amount of certain other indebtedness, contains restrictions with respect to mortgaging or pledging any of its assets, the consolidation or merger with any other corporation, and requires certain levels of unrestricted liquid assets to be maintained.

On December 11, 1998, Alleghany Properties issued $40 million of 6.83 percent senior notes due through 2004. The notes one being repaid in five equal annual principal amortization payments.

AFC notes are primarily secured by a $91.5 million installment note receivable. AFC has entered into a related interest rate swap agreement with a notional amount of $86 million for the purpose of matching interest expense with interest income. This swap is pay variable, receive variable. Alleghany pays a variable rate equal to the one month commercial paper rate plus 0.0625 percent and receives a variable rate equal to the three month LIBOR rate plus 0.375 percent. The swap matures on January 22, 2007. AFC is exposed to credit risk in the unlikely event of nonperformance by the swap counterparty.

In March 1999, World Minerals entered into a credit agreement with several banks providing, as amended, for a commitment for revolving credit loans and/or letters of credit in an aggregate principal amount of $120 million. Outstanding letters of credit may not exceed $20 million. The credit agreement has a final maturity in March 2003. As of December 31, 2002, $39.0 million of indebtedness and $0.4 million of letters of credit were outstanding under World Minerals' credit facility as well as an additional $5.2 million of short-term debt. The aggregate available long-term borrowing and letter of credit amount as of December 31, 2002 was $80.6 million.

On April 3, 2000, Heads & Threads entered into a credit agreement with several banks providing for up to $60.0 million of revolving credit loans and a $5 million term loan. In December 2001, the credit agreement was amended such that the bank lines were decreased to $28 million of revolving credit loans. At December 31, 2002, $12.3 million of revolving credit loans and capital leases were outstanding under this facility. At December 31, 2001, $23.0 million of revolving credit loans and $1.6 million of capital leases were outstanding.

Regarding the Company's interest rate swaps, the impact of Alleghany's hedging activities has been to increase (decrease) its weighted average borrowing rates by (4.3) percent, (5.0) percent, and (0.2) percent, and to increase (decrease) reported interest expense by $(2.1) million, $(1.9) million, and $(0.1) million for the years ended 2002, 2001, and 2000, respectively.

Scheduled aggregate annual maturities of debt for each of the next five years and thereafter are as follows (in thousands):

2003	$ 63,393
2004	8,166
2005	121
2006	129
2007	80,137
Thereafter	561
	$152,507

9. Income Taxes

Income tax expense (benefit) from continuing operations consists of the following (in thousands):

	Federal	State	Foreign	Total
2002				
Current	$(18,229)	$ (3,538)	$ 9,259	$ (12,508)
Deferred	13,647	1,715	(263)	15,099
	$ (4,582)	$ (1,823)	$ 8,996	$ 2,591
2001				
Current	$ 30,130	$50,434	$ 7,640	$ 88,204
Deferred	17,236	(1,421)	(203)	15,612
	$ 47,366	$49,013	$ 7,437	$103,816
2000				
Current	$ 16,109	$ 2,525	$ 6,566	$ 25,200
Deferred	(7,177)	(974)	(413)	(8,564)
	$ 8,932	$ 1,551	$ 6,153	$ 16,636

Earnings from continuing operations, before income taxes, includes $23.0 million, $21.9 million, and $3.6 million from foreign operations in 2002, 2001, and 2000, respectively.

The difference between the federal income tax rate and the effective income tax rate on continuing operations is as follows:

	2002	*2001*	*2000*
Federal income tax rate	**35.0%**	35.0%	35.0%
Goodwill amortization	—	0.1	0.2
Income subject to dividends-received deduction	**(4.2)**	(0.4)	(1.3)
State taxes, net of federal tax benefit	**(1.6)**	5.9	0.8
Book tax basis adjustment	—	(22.0)	(25.3)
Adjustment of estimated tax liabilities	**(26.8)**	—	—
Other, net	**2.1**	0.4	0.6
	4.5%	19.0%	10.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Deferred tax assets		
Net operating loss carryforward and foreign tax credit	$ 9,236	$ 10,412
Reserves for impaired assets	3,844	6,378
Expenses deducted for tax purposes when paid	4,881	1,263
Securities valuation	1,144	1,370
Property and casualty loss reserves	6,477	—
Unearned premium reserves	5,879	—
Basis difference on BNSF shares	29,352	39,801
Performance shares	4,996	6,370
Compensation accruals	12,664	9,696
Other	5,341	5,935
Deferred tax assets	83,814	81,225
Valuation allowance	(2,161)	(2,314)
Total deferred tax asset	81,653	78,911
Deferred tax liabilities		
Unrealized gain on investments	89,692	113,610
Tax over book depreciation	27,126	25,599
Deferred income on installment note	31,974	31,974
BNSF redemption	14,881	14,881
Deferred acquisition costs	10,744	—
Purchase accounting adjustments	10,191	—
Other	1,209	1,610
Total deferred tax liabilities	185,817	187,674
Net deferred tax liability	$(104,164)	$(108,763)

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. At December 31, 2002 and 2001, the Company established a valuation allowance of $2.2 million and $2.3 million, respectively, for certain deferred state tax assets which it believes may not be realized.

10. Stockholders' Equity

The total number of shares of all classes of capital stock which Alleghany has authority to issue is 30,000,000, of which 8,000,000 shares are preferred stock, par value of $1.00, and 22,000,000 shares are common stock, par value of $1.00.

At December 31, 2002, $203.2 million of World Minerals stockholders' equity was restricted as to dividend payments to Alleghany by a borrowing agreement.

Additionally, payments of dividends (other than stock dividends) by Alleghany to its stockholders are limited by the terms of its revolving credit loan agreement which provide that Alleghany can pay dividends up to the sum of cumulative net earnings after December 31, 2001, proceeds from the issuance of stock after December 31, 2001, and $50 million, provided that Alleghany maintains certain financial ratios as defined in the agreement. At December 31, 2002, approximately $107.3 million of stockholders' equity was available for dividends by Alleghany to its stockholders.

Alleghany provides, through its 1993 Long-Term Incentive Plan, for incentive compensation of the types commonly known as restricted stock, stock options, stock appreciation rights, performance shares, performance units and phantom stock, as well as other types of incentive compensation. Awards may include, but are not limited to, cash and/or shares of Alleghany's common stock, rights to receive cash and/or shares of common stock and options to purchase shares of common stock including options intended to qualify as incentive stock options under the Internal Revenue Code and options not intended to qualify. The number of performance shares awarded under the incentive plan to employees of the Company were 30,058 in 2002, 20,479 in 2001, and 20,216 in 2000 (as adjusted for stock dividends).

Under the incentive plan, participants are entitled, at the end of a four-year award period, to the fair value of the number of shares of Alleghany's common stock equal to the number of performance shares issued to them based on market value on the payment date and normally payable half in cash and half in common stock, provided defined levels of performance are achieved. As of December 31, 2002 (for all award periods through the award period 2002), 130,599 performance shares were outstanding. Expense is recognized over the performance period on a pro rata basis.

Alleghany also provides, through its Directors' Stock Option Plan, for the automatic grant of non-qualified stock options to purchase 1,000 shares of common stock in each year after 1987 to each non-employee director. Options to purchase 7,000 shares at the then fair market value of $187.00 were granted in 2002. At December 31, 2002, 80,869 options were outstanding, of which 57,810 options were vested at an average option price of $128.91.

No options were granted to subsidiary directors in 2002. At December 31, 2002, 10,614 options were outstanding to subsidiary directors of which 7,146 options were vested at an average option price of $205.87

In October 1997 options outstanding under the 1993 Stock Option Plan of Underwriters Re Group, Inc. were exchanged for Alleghany options under the Underwriters Re Group 1997 Stock Option Plan, which is still in effect. The stock options are not exercisable until one year from the date of grant when 25 percent are exercisable with an additional 25 percent becoming exercisable on each subsequent anniversary of the grant date. No options were issued in 2002. At December 31, 2002, 101,976 options were outstanding and vested at an average option price of $76.53.

In connection with its purchase of Alleghany Underwriting in October 1998, Underwriters Re Group granted Alleghany options under the Underwriters Re Group 1998 Stock Option Plan in exchange for outstanding options and warrants to purchase shares of Alleghany Underwriting stock. No options were issued in 2002. At December 31, 2002, 12,023 options were outstanding and vested at an average option price of $71.00.

The Board of Directors has authorized the purchase from time to time of additional shares of common stock for the treasury. During 2002, 2001, and 2000, Alleghany repurchased 155,613, 66,692, and 484,697 shares of its common stock at a cost of $28.7 million, $12.7 million, and $86.3 million, respectively.

11. Fixed Option Plans

The Company has the fixed option plans as described in Note 9. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: no cash dividend yield for all years; expected volatility was 17 percent for all years; risk-free interest rates ranged from 2.52 to 3.66 percent; and expected lives of seven years.

A summary of the status of the Company's fixed option plans as of December 31, 2002, 2001, and 2000 and changes during the years ending on those dates is presented as follows:

	2002 Shares (000)	**2002** Weighted Average Grant Price	2001 Shares (000)	2001 Weighted Average Grant Price	2000 Shares (000)	2000 Weighted Average Grant Price
Fixed Options						
Outstanding, beginning	235	$ 104	354	$ 122	457	$ 108
Granted	7	187	7	197	16	165
Exercised	(35)	94	(20)	83	(117)	73
Forfeited	(1)	218	(106)	175	(2)	189
Outstanding, ending	206	$ 109	235	$ 104	354	$ 122
Options exercisable at year-end	190	—	215	—	218	—
Weighted-average fair value of options granted during the year	—	$55.84	—	$56.50	—	$45.08

Options Outstanding

Range of Exercise Prices	Weighted Average Number Outstanding at 12/31/02	Remaining Contractual Life (years)	Weighted Average Exercise Price
$ 69 to 84	116,000	1.1	$ 71
$ 107 to 218	89,000	5.7	158
$ 69 to 218	206,000	3.1	$109

Options Exercisable

Range of Exercise Prices	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$ 69 to 84	116,000	$ 71
$ 107 to 218	74,000	152
$ 69 to 218	190,000	$103

12. Employee Benefit Plans

The Company has several noncontributory defined benefit pension plans covering substantially all of its employees. The defined benefits are based on years of service and the employee's average annual base salary over a consecutive 3-year period during the last ten years of employment plus one half of the highest average annual bonus over a consecutive 5-year period during the last ten years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service's funding requirements. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following tables set forth the defined benefit plans' funded status at December 31, 2002 and 2001 (in millions, except percentages):

	2002	2001
Change in projected benefit obligations		
Projected benefit obligation at beginning of year	$ 53.9	$ 55.9
Service cost	2.3	2.9
Interest cost	3.7	3.4
Amendments	0.1	2.6
Actuarial (gain) loss	3.9	(0.7)
Benefits paid	(3.0)	(10.2)
Projected benefit obligation at end of year	$ 60.9	$ 53.9
Change in plan assets		
Fair value of plan assets at beginning of year	$ 41.6	$ 49.3
Actual return on plan assets	(2.8)	(0.8)
Company contributions	4.9	3.3
Benefits paid	(3.0)	(10.2)
Fair value of plan assets at end of year	$ 40.7	$ 41.6
Funded status	$(20.2)	$ (12.3)
Unrecognized net loss	2.1	5.6
Unrecognized prior service cost	13.5	2.0
Pension liability included in other liabilities	$ (4.6)	$ (4.7)

	2002	2001	2000
Net pension cost included the following expense (income) components			
Service cost — benefits earned during the year	$2.4	$ 2.8	$ 2.4
Interest cost on projected benefit obligation	3.6	3.4	$ 3.6
Expected return on plan assets	(3.1)	(3.2)	(3.4)
Net amortization and deferral	1.7	1.9	1.0
Net periodic pension cost included in salaries, administration and other operating expenses	$4.6	$ 4.9	$ 3.6

	2002	2001	2000
Assumptions used in computing the funded status of the plans are as follows			
Rates for increases in compensation levels	4-5%	5.00%	5.00%
Range of weighted average discount rates	6.50-6.75%	7.00%	7.00%
Range of expected long-term rates of return	4-8%	4-8%	4-8%

The Company provides supplemental retirement benefits through deferred compensation programs and profit sharing plans for certain of its officers and employees for which earnings were charged $3.3 million in 2002, $2.9 million in 2001, and $3.1 million in 2000.

The Company also provides certain healthcare and life insurance benefits for retired employees. The cost of these benefits is accrued during the period that employees render service. The accrued postretirement benefit obligation was $0.2 million and $0.3 million at December 31, 2002 and 2001, respectively. The postretirement healthcare and life insurance costs recognized were $0.1 million, $0.1 million, and $0.1 million for 2002, 2001, and 2000, respectively.

13. Comprehensive Income

Comprehensive income requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately in the equity section of the balance sheet. Accumulated other comprehensive income of the Company consists of net unrealized gains on investment securities and foreign exchange translation adjustments and minimum pension liability.

	Before Tax (000)	Tax Expense (000)	Net of Tax Amount (000)
2002			
Unrealized holding gains (losses) arising during year	**$(104,658)**	**$36,630**	**$(68,028)**
Less: reclassification adjustments for gains realized in net income	**36,375**	**(12,731)**	**23,644**
Change in unrealized gain on investments	**$ (68,283)**	**$23,899**	**$(44,384)**
2001			
Unrealized holding gains (losses) arising during year	$ 18,251	$ (6,387)	$11,864
Less: reclassification adjustments for gains realized in net income	(9,364)	3,277	(6,087)
Change in unrealized loss on investments	$ 8,887	$ (3,110)	$ 5,777
2000			
Unrealized holding gains (losses) arising during year	$ 120,131	$(42,046)	$78,085
Less: reclassification adjustments for gains realized in net income	(6,483)	2,269	(4,214)
Change in unrealized loss on investments	$ 113,648	$(39,777)	$73,871

The components of accumulated other comprehensive income are as follows (in thousands):

	Accumulated Other Comprehensive Income as at December 31, 2002
Unrealized appreciation on investments	**$ 166,606**
Minimum pension liability	**(3,755)**
Translation adjustment	**(21,617)**
	$ 141,234

14. Earnings per share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31 (in thousands, except share amounts):

	2002	*2001*	*2000*
Income from continuing operations	**$54,813**	$430,563	$147,052
Discontinued operations	**—**	(206,333)	(78,195)
Income available to common stockholders for basic earnings per share	**54,813**	224,230	68,857
Effect of dilutive securities	**—**	—	—
Income available to common stockholders for diluted earnings per share	**$54,813**	$224,230	$ 68,857
Weighted average shares outstanding applicable to basic earnings per share	**7,302,018**	7,371,600	7,605,485
Effect of dilutive securities: Options	**55,323**	69,286	80,342
Adjusted weighted average shares outstanding applicable to diluted earnings per share	**7,357,341**	7,440,886	7,685,827

Contingently issuable shares of 37,015, 43,853, and 47,133, were potentially available during 2002, 2001, and 2000, respectively, but were not included in the computation of diluted earnings per share because the impact was anti-dilutive to the earnings per share calculation.

15. Commitments and Contingencies

The Company leases certain facilities, furniture and equipment under long-term lease agreements. In addition, certain land, office space and equipment are leased under noncancelable operating leases which expire at various dates through 2011. Rent expense was $8.0 million, $7.9 million, $7.6 million in 2002, 2001, and 2000, respectively.

The aggregate minimum payments under operating leases with initial or remaining terms of more than one year as of December 31, 2002 are $8.0 million, $6.0 million, $4.6 million, $4.1 million, $3.3 million, and $7.7 million in 2003, 2004, 2005, 2006, 2007 and thereafter, respectively.

The Company's subsidiaries are parties to pending litigation and claims in connection with the ordinary course of their businesses. Each such operating unit makes provisions for estimated losses to be incurred in such litigation and claims, including legal costs. In the opinion of management, based in part on advice of counsel, such provisions are adequate.

Talbot Holdings Ltd., the new owners of Alleghany Underwriting raised new capital in the Lloyd's insurance market. Alleghany has agreed to provide a $15 million letter of credit to support the business written by a new syndicate of Talbot Holdings during 2002 and 2003.

16. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	2002 Carrying Amount	2002 Fair Value	2001 Carrying Amount	2001 Fair Value
Assets				
Investments	$1,304,657	$1,304,657	$1,347,337	$1,347,337
Notes receivable	$ 92,358	$ 92,358	$ 91,536	$ 91,536
Accounts receivable	$ 85,710	$ 85,710	$ 57,161	$ 57,161
Swap-hedging purposes	$ 990	$ 990	$ 429	$ 429
Liabilities				
Other liabilities	$ 147,411	$ 147,411	$ 103,595	$ 103,595
Subsidiaries'debt	$ 152,507	$ 152,886	$ 181,856	$ 185,239

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate fair value:

Investments: The fair value of equity securities and debt securities are based upon quoted market prices. The fair value of short-term investments approximates amortized cost.

Notes receivable: The carrying amount approximates fair value because interest rates approximate market rates.

Accounts receivable: The carrying amount approximates fair value.

Swap: The fair value of the swap is based on a valuation model.

Other liabilities: The carrying amount approximates fair value.

Subsidiaries' Debt: The fair value of the Company's debt is estimated based on the quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

17. Segments of Business

Information concerning the Company's continuing operations by industry segment as of and for the years ended December 31, 2002, 2001, and 2000 is summarized as follows (in thousands):

	2002	2001	2000
*Revenues from continuing operations**			
Property and casualty insurance	$ 128,091	$ —	$ —
Mining and filtration	251,173	248,501	240,027
Industrial fasteners	110,408	119,396	135,073
Corporate activities	87,185	590,954	189,575
Total	$ 576,857	$ 958,851	$ 564,675
Earnings from continuing operations, before income taxes			
Property and casualty insurance	$ (20,123)	$ —	$ —
Mining and filtration	25,428	23,373	7,534
Industrial fasteners	3,195	(16,740)	9,160
Corporate activities	81,149	588,527	187,928
	89,649	595,160	204,622
Interest expense	6,545	13,790	17,714
Corporate administration	25,700	46,991	23,220
Total	$ 57,404	$ 534,379	$ 163,688
Identifiable assets at December 31			
Property and casualty insurance	$ 666,764	$ —	$ —
Mining and filtration	320,867	310,129	301,390
Industrial fasteners	78,717	78,053	117,639
Corporate activities	1,068,034	1,486,823	1,196,454
Total	$ 2,134,382	$ 1,875,005	$ 1,615,483
Capital expenditures			
Property and casualty insurance	$ 3,252	$ —	$ —
Mining and filtration	9,797	11,153	9,622
Industrial fasteners	689	763	5,367
Corporate activities	113	118	39
Total	$13,851	$ 12,034	$15,028
Depreciation and amortization			
Property and casualty insurance	$ 1,680	$ —	$ —
Mining and filtration	15,627	17,342	16,819
Industrial fasteners	1,180	2,064	2,242
Corporate activities	58	336	365
Total	$18,545	$19,742	$ 19,426

* Adjusted for reclassification relating to World Minerals.

18. Other Information

a. The amount of goodwill and other intangibles included in the balance sheets at December 31, 2002 and 2001 is as follows (in thousands):

	2002	2001
AIHL	$ 57,292	$ —
World Minerals	49,422	42,772
Heads & Threads	6,144	6,936
	$112,858	$49,708

b. Other assets shown in the consolidated balance sheets include the following amounts at December 31, 2002 and 2001 (in thousands):

	2002	2001
Real estate properties	$ 46,154	$46,703
Prepaid expenses	7,824	4,002
Current income tax receivable	11,623	—
Other	20,232	22,050
	$ 85,833	$72,755

c. Property and equipment, net of accumulated depreciation and amortization, at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001	Depreciation Period
Land	$ 15,095	$ 13,998	—
Buildings and improvements	41,855	45,243	30-40 years
Furniture and equipment	156,960	143,649	3-20 years
Ore reserves	38,597	36,739	30 years
Mining equipment	27,636	27,309	5-7 years
Leasehold improvements	1,215	1,108	Various
Other	21,427	4,584	—
	302,785	272,630	
Less: accumulated depreciation and amortization	(129,246)	(103,008)	
	$ 173,539	$ 169,622	

d. Other liabilities shown in the consolidated balance sheets include the following amounts at December 31, 2002 and 2001 (in thousands):

	2002	2001
Accounts payable	$ 28,474	$ 8,235
Performance shares	15,000	19,000
Pension, retirement & incentive plans	13,074	11,602
Minority interest ownership in World Minerals	11,828	10,877
Accrued salaries and wages	9,844	5,726
Deferred compensation	12,723	15,546
Accrued expenses	14,356	12,117
Deferred revenue	7,919	—
Other	34,193	20,492
	$147,411	$ 103,595

19. Quarterly Results of Operations (unaudited)

Selected quarterly financial data for 2002 and 2001 are presented below (in thousands, except per share amounts):

	Quarters ended			
	March 31	June 30	September 30	December 31
2002				
Revenues from continuing operations**	$157,998	$141,774	$143,431	$133,654
Net earnings (loss)	$ 25,809	$ 8,895	$ 21,720	$ (1,611)
Basic earnings (loss) per share of common stock: *				
Continuing operations	$ 3.51	$ 1.21	$ 2.99	$ (0.22)
Discontinued operations	—	—	—	—
Basic net earnings (loss)	$ 3.51	$ 1.21	$ 2.99	$ (0.22)
2001				
Revenues from continuing operations**	$884,007	$112,889	$(132,046)	$94,001
Earnings (loss) from continuing operations, net of tax	$466,197	$ 2,547	$ (36,808)	$ (1,373)
(Loss) earnings from discontinued operations, net of tax	(10,788)	(11,865)	(184,010)	330
Net earnings (loss)	$455,409	$ (9,318)	$(220,818)	$ (1,043)
Basic earnings (loss) per share of common stock: *				
Continuing operations	$ 63.21	$ 0.34	$ (4.99)	$ (0.19)
Discontinued operations	(1.46)	(1.60)	(24.94)	0.05
Basic net earnings (loss)	$ 61.75	$ (1.26)	$ (29.93)	$ (0.14)

* Adjusted to reflect subsequent stock dividends.
** Adjusted for reclassification relating to World Minerals.

Earnings per share by quarter may not equal the amount for the year due to the timing of share transactions and rounding.

Independent Auditors' Report

Alleghany Corporation and Subsidiaries

KPMG

Certified Public Accountants
757 Third Avenue
New York, NY 10017

The Board of Directors and Stockholders Alleghany Corporation:

We have audited the accompanying consolidated balance sheets of Alleghany Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, changes in common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alleghany Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
February 25, 2003

Combining Balance Sheet

(Not covered by Independent Auditors' Report)

Alleghany Corporation and Subsidiaries

December 31, 2002

(in thousands)	Alleghany Insurance Holdings	World Minerals	Heads & Threads	Corporate Activities	Combined
Assets					
Available for sale securities:					
Equity securities	$132,588	$ —	$ —	$ 353,765	$ 486,353
Debt securities	177,536	—	—	403,070	580,606
Short-term investments	55,645	1,345	—	180,708	237,698
	365,769	1,345	—	937,543	1,304,657
Cash	11,598	11,592	972	3,261	27,423
Notes receivable	682	12,075	—	79,601	92,358
Accounts receivable	25,581	45,980	12,146	2,003	85,710
Reinsurance receivables	147,479	—	—	—	147,479
Deferred acquisition costs	22,547	—	—	—	22,547
Property and equipment, net	6,423	162,471	4,397	248	173,539
Inventory	—	30,018	51,960	—	81,978
Goodwill and other intangibles, net	57,292	49,422	6,144	—	112,858
Other assets	29,393	7,964	3,098	45,378	85,833
	$666,764	$320,867	$78,717	$1,068,034	$2,134,382
Liabilities and Common Stockholders' Equity					
Current taxes payable	$ 36	$ 2,190	$ —	$ 26,146	$ 28,372
Losses and loss adjustment expenses	258,471	—	—	—	258,471
Other liabilities	17,878	53,792	19,906	55,835	147,411
Unearned premiums	64,115	—	—	—	64,115
Subsidiaries' debt	—	44,246	12,261	96,000	152,507
Net deferred tax liability	25,487	14,248	(8,996)	73,425	104,164
Total liabilities	365,987	114,476	23,171	251,406	755,040
Common stockholders' equity	300,777	206,391	55,546	816,628	1,379,342
	$666,764	$320,867	$78,717	$1,068,034	$2,134,382

Combining Statement of Earnings from Continuing Operations, before Income Taxes

(Not covered by Independent Auditors' Report)

Alleghany Corporation and Subsidiaries

December 31, 2002

(in thousands)	Alleghany Insurance Holdings	World Minerals	Heads & Threads	Corporate Activities	Combined
Revenues					
Net fastener sales	$ —	$ —	$110,408	$ —	$110,408
Interest, dividend and other income	13,395	(188)	—	39,857	53,064
Net insurance premiums earned	125,649	—	—	—	125,649
Net mineral and filtration sales	—	251,361	—	—	251,361
Net (loss) gain on investment transactions	(10,953)	—	—	47,328	36,375
Total revenues	128,091	251,173	110,408	87,185	576,857
Costs and expenses					
Commissions and brokerage expenses	29,100	—	—	—	29,100
Salaries, administrative, and other operating expenses	18,606	41,060	25,051	6,036	90,753
Loss and loss adjustment expenses	100,508	—	—	—	100,508
Cost of goods sold-fasteners	—	—	82,162	—	82,162
Cost of mineral and filtration sales	—	184,685	—	—	184,685
Interest expense	—	1,916	759	3,870	6,545
Corporate administration	—	—	—	25,700	25,700
Total costs and expenses	148,214	227,661	107,972	35,606	519,453
(Loss) earnings from continuing operations, before income taxes	$(20,123)	$ 23,512	$ 2,436	$51,579	$ 57,404

Management Profiles

Alleghany Corporation and Subsidiaries

F.M. Kirby

Chairman of the Board since 1967 and chief executive officer from 1967 until July 1992, and former Chairman of Investors Diversified Services, Inc., is a former director of American Express Company, Cyclops Industries, Inc., The Pittston Company, New York Central Railroad, Penn Central Railroad, Woolworth Corporation, Alpha Portland Cement Co. and U.S. Industries, Inc., President, F.M. Kirby Foundation, Inc., Vice President of the Pennsylvania Society, a director – emeritus of The National Football Foundation and College Hall of Fame, Inc. Mr. Kirby is an alumnus of Lafayette College and the Harvard Business School.

John J. Burns, Jr.

President and chief operating officer since 1977 and chief executive officer since July 1992, joined Alleghany in 1968 as Vice President – Finance. He is a director of Burlington Northern Santa Fe Corporation and Fidelity National Financial, Inc. Before joining Alleghany, he was a general partner of New York Securities Co. and a security analyst at Goldman Sachs & Co. Mr. Burns is a graduate of Boston College and the Harvard Business School.

Weston M. Hicks

Executive Vice President since October 2002, was Executive Vice President and Chief Financial Officer of The Chubb Corporation before joining Alleghany. Prior to that, Mr. Hicks was a senior research analyst and managing director at J.P. Morgan Securities from 1999 to 2001 and a senior research analyst at Sanford C. Bernstein & Co. from 1991 to 1999. Mr. Hicks is a Chartered Financial Analyst, a member of the New York Society of Securities Analysts and a member of the Association of Investment Management and Research. Mr. Hicks is a graduate of Lehigh University.

David B. Cuming

Senior Vice President and chief financial officer since 1989, joined Alleghany as Vice President in 1977. Previously he was a manager and investment advisor with private venture capital organizations. Mr. Cuming has bachelor's and master's degrees from Trinity College in Cambridge, England.

Robert M. Hart

Senior Vice President and General Counsel since 1994 and Secretary since January 1995, was a partner in the law firm of Donovan Leisure Newton & Irvine LLP before joining Alleghany. He is a member of the American Bar Association and the American Law Institute, and a Senior Lecturer in Law at Duke University. Mr. Hart is a graduate of Marist College and Duke University School of Law.

James P. Slattery

Senior Vice President - Insurance since 2002, was Chief Operating Officer and Deputy Chief Executive Officer of Swiss Re America before joining Alleghany. He is a member of the New York Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Slattery is a graduate of St. John's University.

Benson J. Chapman

Vice President since January 1995, was a partner at KPMG LLP before joining Alleghany. He is a member of the American Institute of Certified Public Accountants, the New York and New Jersey Societies of Certified Public Accountants, Financial Executives International and the Tax Executives Institute. Mr. Chapman is a graduate of the University of Pennsylvania and the Northeastern University Graduate School of Business Administration.

Dorothea C. Gilliam

Vice President – Investments since 1991, joined Chicago Title and Trust Company in 1986. She is a Chartered Financial Analyst and a member of the Association for Investment Management and Research. Before joining Chicago Title in 1986, she was a security analyst at Duff & Phelps, Inc. Ms. Gilliam is a graduate of Newton College of the Sacred Heart and the University of Tennessee Business School.

Jefferson W. Kirby

Vice President since 1994, joined Alleghany as director of corporate development in 1992. He is a director of F.M. Kirby Foundation, Inc. and The National Football Foundation and College Hall of Fame, Inc., a trustee of Lafayette College and a member of the Board of Visitors of Duke University's Fuqua School of Business. Previously he was an associate with Bankers Trust Company. Mr. Kirby is a graduate of Lafayette College and The Fuqua School of Business.

Peter R. Sismondo

Vice President, Controller and Assistant Secretary since 1989 and Treasurer since January 1995, joined Alleghany in 1988 as Controller and Assistant Secretary. Previously he was Vice President of E.F. Hutton Group Inc. He is a member of the American Institute of Certified Public Accountants. Mr. Sismondo is a graduate of Princeton University and the Rutgers Graduate School of Management.

Christopher K. Dalrymple

Associate General Counsel and Assistant Secretary since March 2002, he was in-house counsel at Everest Broadband Networks and Interliant, Inc prior to that. From 1996 to 2000, Mr. Dalrymple was an associate in the law firm of Dewey Ballantine LLP. He is a member of the American Bar Association and a graduate of Colgate University and Cornell University Law School.

John Oskam

President and Chief Executive Officer of World Minerals since May 2000, was previously Managing Director of Omya UK, a leading manufacturer of calcium carbonate fillers. He was at World Minerals from 1993 to 1998, ultimately serving as Senior Vice President—Operations. He has worked in the industrial minerals industry in increasingly responsible positions since 1965. Mr. Oskam has a bachelor's degree in engineering from Lafayette College.

Donald L. Haggerty

President and Chief Executive Officer of Heads & Threads since May 2001, he joined Heads & Threads as Executive Vice President in April 2000. Previously he was President of Reynolds Fasteners, Inc. from 1986 until its acquisition by Heads & Threads in April 2000. He joined Reynolds Fasteners in 1976 and was with Athlone Industries, Inc. from 1971 to 1976. Mr. Haggerty is a graduate of the University of Delaware.

Paul J. Breitnauer

President and Chief Executive Officer of Capitol Transamerica since January 2002, was previously Senior Vice President and Treasurer of Capitol Transamerica. He joined Capitol Transamerica in 1970 and held increasingly responsible positions. Mr. Breitnauer holds a bachelor's degree from Canisius College.

David F. Pauly

Executive Vice President and Chief Operating Officer of Capitol Transamerica since January 2002, was Executive Vice President and Chief Operating Officer of ACUITY Insurance before joining Capitol Transamerica. He joined ACUITY Insurance in 1976. Mr. Pauly is a graduate of St. Norbert College.

David J. Bugatto

President and chief executive officer of Alleghany Properties since January 2000, joined Alleghany Properties as Senior Vice President in 1994. Previously he was a Vice President of the real estate investments division of Sacramento Savings Bank, which was a subsidiary of Alleghany. He is a director of Sonoma West Holdings Inc., managing trustee of the Lambda Chi Alpha Scholarship Fund, and an active member in the Urban Land Institute. Mr. Bugatto is a graduate of the California State University Sacramento.

Directors and Officers

Alleghany Corporation and Subsidiaries

Directors

Rex D. Adams†
Professor of Business Administration, Fuqua School of Business at Duke University (education)

John J. Burns, Jr.*
President and chief executive officer, Alleghany Corporation

Dan R. Carmichael†
President and Chief Executive Officer, Ohio Casualty Corporation (property and casualty insurance)

Thomas S. Johnson†
Chairman and Chief Executive Officer, GreenPoint Financial Corp. and GreenPoint Bank (banking)

Allan P. Kirby, Jr.*
President, Liberty Square, Inc. (investments); Chairman of the Executive Committee, Alleghany Corporation

F.M. Kirby*
Chairman of the Board, Alleghany Corporation

William K. Lavin†
Financial Consultant

Roger Noall
Retired Executive, KeyCorp (banking)

James F. Will*
President, Saint Vincent College (education)

**Member of the Executive Committee*
†Member of the Audit Committee

Officers

F.M. Kirby
Chairman of the Board

John J. Burns, Jr.
President and chief executive officer

Weston M. Hicks
Executive Vice President

David B. Cuming
Senior Vice President

Robert M. Hart
Senior Vice President, General Counsel and Secretary

James P. Slattery
Senior Vice President – Insurance

Benson J. Chapman
Vice President

Dorothea C. Gilliam
Vice President – Investments

Jefferson W. Kirby
Vice President

Peter R. Sismondo
Vice President, Controller, Treasurer and Assistant Secretary

Christopher K. Dalrymple
Associate General Counsel and Assistant Secretary

Principal Subsidiaries

World Minerals Inc.
John Oskam
President

Heads & Threads International LLC
Donald L. Haggerty
President and Chief Executive Officer

Capitol Transamerica Corporation
Paul J. Breitnauer
President and Chief Executive Officer

Alleghany Properties, Inc.
David J. Bugatto
President

Additional Information

Stockholders may obtain, free of charge, a copy of Alleghany's annual report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002 (together with a description of the exhibits thereto), upon request to the Secretary of Alleghany Corporation, 375 Park Avenue, New York, New York 10152.

Independent Certified Public Accountants
KPMG LLP, New York

Registrar and Transfer Agent
Computershare Investor Services LLC
Telephone: 312-360-5420

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This report is printed on recycled paper.

Allegheny Corporation
375 Park Avenue
New York, NY 10152
(212)752-1356